Exhibit 99.3

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation by the management of TFI International Inc. (the “Corporation”) of proxies to be used at the Annual Meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set out in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related materials to certain beneficial owners of the shares. See “Appointment and Revocation of Proxies – Notice to Beneficial Holders of Shares” below.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Corporation was incorporated under the laws of Canada. The solicitation of proxies and the proposals contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian federal corporate law and securities laws of the Canadian provinces. Shareholders should be aware that requirements under such Canadian federal and provincial laws differ from requirements under United States corporate and securities laws relating to United States corporations. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation and therefore this solicitation is not being effected in accordance with such laws.

INTERNET AVAILABILITY OF PROXY MATERIALS

Notice-and-Access

The Corporation has elected to use “notice-and-access” rules (“Notice-and-Access”) under NI 54-101 for distribution of Proxy- Related Materials (as defined below) to shareholders who do not hold shares of the Corporation in their own names (referred to herein as “Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of Proxy-Related Materials on SEDAR+ and on one additional website, rather than mailing paper copies. “Proxy-Related Materials” refers to this Circular, the Notice of Meeting, a voting instruction form (“VIF”) and the Corporation’s 2024 annual report containing the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2024 and the related Management’s Discussion and Analysis for the same period. The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting Broadridge Financial Solutions, Inc. (“Broadridge”) toll free at 1-855-887-2244. The Corporation is not using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (referred to herein as “Registered Shareholders”). Registered Shareholders will receive paper copies of the Proxy- Related Materials via prepaid mail.

Websites Where Proxy-Related Materials are Posted

The Proxy-Related Materials are available on the Corporation’s website at www.tfiintl.com and under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All shareholders are reminded to review the Proxy-Related Materials before voting.

Notice Package

Although the Proxy-Related Materials have been posted on-line as noted above, Beneficial Shareholders will receive paper copies of a notice package (“Notice Package”) via prepaid mail containing information prescribed by NI 54-101 such as: the date, time and location of the Meeting, the website addresses where the Proxy-Related Materials are posted, a VIF, and supplemental mail list return card for Beneficial Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s interim financial statements for the 2024 fiscal year.

How to Obtain Paper Copies of Proxy-Related Materials

Beneficial Shareholders may obtain paper copies of the Proxy-Related Materials free of charge by contacting Broadridge toll free at

1-877-907-7643. Any request for paper copies which are required in advance of the Meeting should be sent so that the request is received by the Corporation by April 10, 2024 in order to allow sufficient time for Beneficial Shareholders to receive their paper copies and to return their VIF by its due date.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

Please complete and sign the enclosed form of proxy and deliver it to Computershare Trust Company of Canada (“Computershare”) (i) by mail or hand delivery to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, or (ii) by facsimile to 416-263-9524 or 1-866-249-7775. A shareholder may also vote using the internet at www.investorvote.com or by telephone at 1-866-732-8683. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 5:00 p.m. (eastern time) on April 21, 2025 or be deposited with the Secretary of the Corporation before the commencement of the Meeting or any adjournment thereof.

The document appointing a proxy must be in writing and executed by a registered shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A shareholder submitting a form of proxy has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the shareholder’s appointee should be legibly printed in the blank space provided. In addition, the shareholder should notify the appointee of the appointment, obtain his or her consent to act as appointee and instruct the appointee on how the shareholder’s shares are to be voted.

Shareholders who are not registered shareholders should refer to “Notice to Beneficial Holders of Shares” below.

Revocation of Proxy

A shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy personally attends the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney or authorized agent and deposited with Computershare at any time up to 5:00 p.m. (eastern time) on April 21, 2025 (i) by mail or by hand delivery to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, or (ii) by facsimile to 416-263-9524 or 1-866-249-7775, or deposited with the Secretary of the Corporation before the commencement of the Meeting, or any adjournment thereof, and upon either of those deposits, the proxy will be revoked.

Notice to Beneficial Holders of Shares

The information set out in this section is of significant importance to many shareholders, as a substantial number of shareholders are Beneficial Shareholders who do not hold shares of the Corporation in their own names. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders (shareholders whose names appear on the records of the Corporation as the registered holders of shares) can be recognized and acted upon at the Meeting or any adjournment(s) thereof. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Corporation. Those shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of those shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Shares held by brokers or their nominees can be voted (for or against resolutions or withheld from voting) only upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. Subject to the following discussion in relation to NOBOs (as defined below), the Corporation does not know for whose benefit the shares of the Corporation registered in the name of CDS & Co., Cede & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders under applicable securities regulations for purposes of dissemination to Beneficial Shareholders of Proxy-Related Materials and other security holder materials and requests for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners (“NOBOs”) are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

NI 54-101 permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Notice Package directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver the Notice Package to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to all OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Notice Package indirectly through intermediaries to all Beneficial Shareholders. The cost of the delivery of the Meeting Materials by intermediaries to Beneficial Shareholders will be borne by the Corporation.

Applicable securities regulations require intermediaries, on receipt of Meeting Materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings on Form 54-101F7. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting or any adjournment(s) thereof. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to appoint to attend the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a VIF in lieu of a form of proxy. Beneficial Shareholders are requested to complete and return the VIF to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number to vote the shares held by them or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge will then provide aggregate voting instructions to the Corporation’s transfer agent and registrar, which will tabulate the results and provide appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment(s) thereof.

EXERCISE OF DISCRETION BY PROXIES

Common shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for: (i) the election of each of the directors of the Corporation; (ii) the appointment of the auditor of the Corporation; and (iii) the annual advisory vote on Say-on-Pay, as stated under such headings in this Circular. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, such common shares will be voted by the persons so designated in their discretion. At the time of preparing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

As of the close of business on March 12, 2025, there were 84,250,929 common shares of the Corporation issued and outstanding. Each common share entitles the holder thereof to one vote. The Corporation has fixed March 14, 2025 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Pursuant to the Canada Business Corporations Act (the “CBCA”), the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of common shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the common shares shown opposite its name at the Meeting. The list of shareholders is available for inspection during usual business hours at the office of the Corporation’s transfer agent: Computershare, 1500 Boulevard Robert-Bourassa, 7th floor, Montréal, Québec, Canada H3A 3S8 and on the day of the Meeting.

SHAREHOLDERS HOLDING MORE THAN 10% OF THE SHARES

As at March 12, 2025, to the best knowledge of the Corporation, no shareholder beneficially owned or exercised control or direction over, directly or indirectly, more than 10% of the issued and outstanding common shares of the Corporation.

CURRENCY

In this Circular, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. All references to “dollars”, “USD” and the symbol “$”are to U.S. dollars and all references to “CAD” and “C$” are to Canadian dollars.

ELECTION OF DIRECTORS OF THE CORPORATION

The Board of Directors currently consists of ten directors. Unless otherwise specified, the persons named in the enclosed form of proxy intend to vote FOR the election of the ten nominees whose names are set out in the section “Board of Directors Renewal and Director Selection – Nominees for Election as Director” below. Each director will hold office until the next annual meeting of shareholders or until the election of his or her successor, unless the director’s office is earlier vacated in accordance with the by-laws of the Corporation.

BOARD OF DIRECTORS RENEWAL AND DIRECTOR SELECTION

Last year’s results

At last year’s annual meeting of shareholders of the Corporation, held on April 25, 2024, all eleven candidates proposed as directors were duly elected to the Board of Directors of the Corporation by a majority of the votes cast by shareholders present or represented by proxy at the annual meeting, as follows:

Name	For		Against
	Number	%	Number	%
Leslie Abi-Karam	65,868,915	97.58	1,633,252	2.42
Alain Bédard	64,468,431	95.51	3,033,736	4.49
André Bérard	61,600,116	91.26	5,902,050	8.74
William T. England	66,234,796	98.12	1,267,371	1.88
Diane Giard	67,282,341	99.67	219,827	0.33
Debra Kelly-Ennis	67,276,243	99.67	225,925	0.33
Neil Donald Manning	62,670,196	92.84	4,831,970	7.16
Sébastien Martel	67,339,865	99.76	162,302	0.24
John M. Pratt	67,334,374	99.75	167,793	0.25
Joey Saputo	63,036,934	93.39	4,465,233	6.61
Rosemary Turner	66,957,915	99.19	544,253	0.81

Nominees for Election as Director

The following tables set out information about each of the ten nominees for election as director. This information includes, for each nominee, a summary of his or her career profile, residency, age, independence status, areas of expertise, current position with the Corporation, the names of other public companies on whose boards/committees the nominee currently serves, the total number of securities of the Corporation held by the nominee, and whether the nominee is in compliance with the directors’ minimum share ownership policy. The information as to securities of the Corporation beneficially owned or over which the nominees exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective nominees individually. It includes Restricted Share Units (“RSUs”) for directors as well as Performance Share Units (“PSUs”) and stock options for the Chairman of the Board of Directors, President and Chief Executive Officer.

The Corporation restricts the number of public-company boards on which a director may serve to four, including that of the Corporation. The Corporation also expects each director to devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the Corporation’s Board of Directors for an extended period of time.

Palm Beach Gardens, FL, USA Current position with the Corporation: Director Director since: 2018 Age: 66 Independent

Leslie Abi-Karam

Leslie Abi-Karam is the former Executive Vice-President and President of Pitney Bowes, a leader in customer communications management. Mrs. Abi-Karam held a wide variety of leadership positions in Pitney Bowes’ Global Technology businesses and built both its e-commerce and software businesses. She also served on the Board of Directors of Pentair, Inc., a $4B industrial company, and as a member of its audit committee. Currently Mrs. Abi-Karam serves as an adviser to private equity firms and start-ups in the technology space. She serves on the Board of Directors of Wajax Corp.

Principal occupation(1): Independent Adviser and Corporate Director

		Areas of Expertise: IT: e-Commerce Software/SaSS Transport / Operations Marketing / Sales M&A Human Resources/Compensation General Management International
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships		Committees
Board of Directors Corporate Governance and Nominating Committee (Member)		Wajax Corporation		• Human Resources and Compensation Committee • Governance Committee
Securities Held
As at	Common Shares	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum share ownership policy
December 31, 2024	3,064	0(4)	3,064	$413,916(2)	In progress(5)
December 31, 2023	1,148	853	2,001	$272,096(3)	No
(1)
Other than as may be set out above, Mrs. Abi-Karam has held this occupation for the last five years.
(2)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2024 ($135.09).
(3)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2023 ($135.98).
(4)
Following the termination of the Restricted Share Unit Plan for Directors (the “RSU Plan”) on January 1, 2024, all Restricted Share Units (“RSUs”) outstanding thereunder vested on April 26, 2024, resulting in a net payment in shares.
(5)
As a result of the new directors’ compensation structure that came in effect on January 1, 2024 whereby 100% of the directors’ compensation is paid in cash, the minimum share ownership requirement has increased to $1M (5x annual base cash retainer). Therefore, directors have until December 31, 2026 to make up for any deficiency following an increase and to comply with the directors’ minimum share ownership policy.

Montreal, Québec, Canada Current position with the Corporation: Director, Chairman of the Board of Directors, President and Chief Executive Officer Director since(1): 1993 Age: 71 Non-Independent

Alain Bédard, FCPA

Alain Bédard is a graduate in Accounting and Finance from the Université de Sherbrooke, and began his career at KPMG in 1975. He rose to become a senior auditor within three years while obtaining his C.A. and CMA. Subsequently he served as a Controller in the forest products sector before joining Saputo in 1984 where he progressed through the ranks to become its Vice- President Finance. In 1996 he assumed management of a regional trucking firm which eventually became TFI International Inc.

From the outset, Mr. Bédard introduced a bold strategic plan of expansion, based on specific criteria including profitability, market penetration and geographic expansion. He has built a strong management team and has empowered them to ensure the Corporation’s philosophy of decentralization.

Through a series of acquisitions and strategic investments across Canada and the United States, Mr. Bédard has created a powerful, diversified trucking and logistics network. The Corporation continually studies acquisition opportunities to further strengthen its network.

The creation of shareholder value is an on-going focus and a key priority for Mr. Bédard.

Mr. Bédard’s community activities include participation in a range of humanitarian causes and support for foundations active in health and higher education. Mr. Bédard was awarded the title of Fellow by the Québec CPA Order in February 2011.

Principal occupation(2): President and Chief Executive Officer of the Corporation.

	Areas of Expertise: Finance / Risk Management Accounting Transport / Operations		Mergers & Acquisitions International General Management
Board/Committee Memberships	Other Public Companies Currently Serving
	Directorships			Committees
Board of Directors (Chairman)	n/a			n/a
Stock Options Held
Date Granted	Number	Exercise Price	Total Unexercised as at December 31, 2024	Value of Unexercised Options as at December 31, 2024(3)
February 27, 2019	315,995	C$40.3630	170,000	$18,186,242
Securities Held

As at	Common Shares		RSUs		PSUs		Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum share ownership policy
December 31, 2024	#	4,819,806	#	55,593	#	55,593	4,930,992	$665,875,894(3)	Yes
		$650,683,204(4)		$7,507,219(3)		$7,507,219(3)
December 31, 2023	#	4,584,023	#	64,007	#	64,007	4,712,037	$641,318,092(4)	Yes
		$623,895,119(4)		$8,711,487(4)		$8,711,487(4)
(1)
Of the Corporation or its predecessors.
(2)
Mr. Bédard has held this occupation for the last five years.

(3) Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2024 (C$194.24); the total market value was converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384 CAD).

(4) Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2023 (C$180.24); the total market value was converted to USD based on the exchange rate of the Bank of Canada on December 31, 2023 (1.00 USD = 1.3243 CAD).

(5) Following the termination of the RSU Plan on January 1, 2024, all RSUs outstanding thereunder vested on April 26, 2024, and resulting in a net payment in shares.

Montreal, Québec, Canada Current position with the Corporation: Lead Director Director since(1): 2003 Age: 84 Independent

André Bérard

André Bérard has been an Independent Director of the Corporation since 2003. He is a member of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee. He also serves on the Board of Directors of BMTC Group Inc.

Principal occupation(2): Corporate Director.

	Areas of Expertise: Accounting Finance / Risk Management Human Resources / Compensation
Board/Committee Memberships with the Corporation	Other Public Companies Currently Serving
	Directorships			Committees
Board of Directors (Lead Director) Human Resources and Compensation Committee (Member) Corporate Governance and Nominating Committee (Member)	BMTC Group Inc.			Lead Director Audit Committee Management Resources and Compensation Committee
Securities Held
As at	Common Shares	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum share ownership policy
December 31, 2024	54,793	0(5)	54,793	$7,399,188(3)	Yes
December 31, 2023	54,393	853	55,246	$7,519,096(4)	Yes
(1)
Of the Corporation or its predecessors.
(2)
Mr. Bérard has held this occupation for the last five years.
(3)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2024 (C$194.24); the total market value was converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384 CAD).
(4)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2023 (C$180.24); the total market value was converted to USD based on the exchange rate of the Bank of Canada on December 31, 2023 (1.00 USD = 1.3243 CAD).
(5)
Following the termination of the RSU Plan on January 1, 2024,all RSUs outstanding thereafter vested on April 26, 2024, and resulting in a net payment in shares.

Burr Ridge, IL, USA Current position with the Corporation: Director Director since: 2020 Age: 69 Independent

William T. England

William T. England is a retired partner of PricewaterhouseCoopers (PwC), with 40 years of experience serving large, multinational consumer products companies, both domestic and foreign based, as well as significant SEC experience advising on acquisitions and divestitures. At PwC, he served as Vice Chairman - Client Service, and as US Markets Leader for Assurance as well as SEC Review Partner. Mr. England has served on the boards of the Illinois State University Foundation and the Illinois Chapter of the March of Dimes.

Principal occupation(1): Consultant and Corporate Director.

		Areas of Expertise: Finance / Risk Management Accounting Mergers & Acquisitions International General Management
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships		Committees
Board of Directors Audit Committee (Chair)		n/a		n/a
Securities Held
As at	Common Shares	RSU RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum share ownership policy
December 31, 2024	8,272	0(4)	8,272	$1,117,464(2)	Yes
December 31, 2023	2,453	853	3,306	$449,550(3)	In progress(4)
(1)
Other than as may be set out above, Mr. England has held this occupation for the last five years.
(2)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2024 ($135.09).
(3)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2023 ($135.98).
(4)
As a result of the new directors’ compensation structure that came in effect on January 1, 2024 whereby 100% of the directors’ compensation is paid in cash, the minimum share ownership requirement has increased to $1M (5x annual base cash retainer). Therefore, directors have until December 31, 2026 to make up for any deficiency following an increase and to comply with the directors’ minimum share ownership policy.

Bromont, Québec, Canada Current position with the Corporation: Director Director since: 2018 Age: 64 Independent

Diane Giard

Diane Giard retired as Executive Vice President of the National Bank of Canada in 2018. Before joining the National Bank of Canada, she held different management positions at Scotia Bank. She has been ranked among the Top 25 in Québec’s financial industry seven times, and was named one of Canada’s Most Powerful Women by the Women’s Executive Network in 2014 and 2015.

Principal occupation(1): Consultant and Corporate Director.

		Areas of Expertise: Finance / Risk Management Marketing / Sales Accounting
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships		Committees
Board of Directors Audit Committee (Member)		Bombardier Inc.		Chair of the Audit Committee Member of the Governance and Nominating Committee
Securities Held
As at	Common Shares	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum share ownership policy
December 31, 2024	7,593	0(4)	7,593	$1,025,351(2)	Yes
December 31, 2023	6,193	853	7,046	$958,975(3)	Yes
(1)
Other than as may be set out above, Mrs. Giard has held this occupation for the last five years.
(2)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2024 (C$194.24); the total market value was converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384 CAD).
(3)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2023 (C$180.24); the total market value was converted to USD based on the exchange rate of the Bank of Canada on December 31, 2023 (1.00 USD = 1.3243 CAD).
(4)
Following the termination of the RSU Plan on January 1, 2024, all RSUs outstanding thereunder vested on April 26, 2024, and resulting in a net payment in shares.

Palm Beach Gardens, FL, USA Current position with the Corporation: Director Director since: 2017 Age: 68 Independent

Debra Kelly-Ennis

Debra Kelly-Ennis is the former President and CEO of Diageo Canada and serves on the Board of Directors of Altria Group, Inc. (Innovation, Governance and Audit Committees), parent company for Philip Morris USA, John Middleton US, Smokeless Tobacco Company and Ste. Michele Wines, since 2013. Prior to 2013, she held various executive leadership positions at General Motors Corporation, Gerber Foods Company, Alpo Pet Foods, RJR/Nabisco, Inc. and Coca-Cola Company Foods Division. She was also named as one of Canada’s most powerful women by the Women’s Executive Network in 2009, 2010, 2011 and 2012.

Principal occupation(1): Consultant and Corporate Director.

		Areas of Expertise: Finance / Risk Management Legal / Governance Marketing / Sales General Management
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships		Committees
Board of Directors Corporate Governance & Nominating Committee (Chair)		Altria Group, Inc.		Innovation, Governance Committee Audit Committee
Securities held
As at	Common Shares	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum share ownership policy
December 31, 2024	4,422	0(4)	4,422	$597,368(2)	In progress (5)
December 31, 2023	2,453	853	3,306	$449,550(3)	No(6)
(1)
Mrs. Kelly-Ennis has held this occupation for the last five years.
(2)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2024 ($135.09).
(3)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2023 ($135.98).
(4)
Following the termination of the RSU Plan on January 1, 2024, all RSUs outstanding thereunder vested on April 26, 2024, and resulting in a net payment in shares.
(5)
As a result of the new directors’ compensation structure that came into effect on January 1, 2024 whereby 100% of the directors’ compensation is paid in cash, the minimum share ownership requirement has increased to $1M (5x annual base cash retainer) Therefore, directors have until December 31, 2026 to make up for any deficiency following an increase and to comply with the new directors’ minimum share ownership policy.
(6)
As a result of the vesting of all DSUs as of December 18, 2023, Mrs. Debra Kelly-Ennis became non-compliant with the directors’ minimum share ownership policy.

Granby, Québec, Canada Current position with the Corporation: Director Director since: 2023 Age: 53 Independent

Sébastien Martel, CPA

Sébastien Martel has been with BRP Inc. for 20 years, serving as CFO since 2014. In 2013, Mr. Martel piloted BRP’s initial public offering and listing on the Toronto Stock Exchange, which earned the title of IPO of the year. In 2018, he successfully introduced BRP to a second stock exchange with a listing on NASDAQ.

Principal occupation(1): CFO, BRP Inc.

		Areas of Expertise: Accounting Finance / Risk Management Transport / Operations IT
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships		Committees
Board of Directors Audit Committee (Member)		n/a		n/a
Securities Held
As at	Common Shares	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum share ownership policy
December 31, 2024	5,610	0	5,610	$757,568(2)	In progress(4)
December 31, 2023	2,000	0	2,000	$272,204(3)	In progress(4)
(1)
Mr. Martel has held this occupation for the last five years.
(2)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2024 (C$194.24); the total market value was converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384 CAD).
(3)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2023 (C$180.24); the total market value was converted to USD based on the closing exchange rate from Bloomberg on December 31, 2023 (1.00 USD = 1.3243 CAD).
(4)
Mr. Martel was appointed as a director on July 31, 2023 and consequently has until July 31, 2027 to comply with the directors’ minimum share ownership policy.

Kenilworth, IL, USA Current position with the Corporation: Director Director since: 2022 Age: 69 Independent

John M. Pratt

John M. Pratt is a retired chairman of Bank of America Merrill Lynch’s Global Industrials Investment Banking Group and head of Bank of America’s Investment Banking office in Chicago. He has more than 30 years of investment banking experience including extensive experience with M&A transactions.

Principal occupation(1): Corporate Director.

		Areas of Expertise: Finance / Risk Management Mergers & Acquisitions Capital Markets International
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships		Committees
Board of Directors Audit Committee (Member)		n/a		n/a
Securities Held
As at	Common Shares	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum share ownership policy
December 31, 2024	3,531	0(4)	3,531	$477,003(2)	In progress(4)
December 31, 2023	930	853	1,783	$242,452(3)	In progress(4)
(1)
Other than as may be set out above, Mr. Pratt has held this occupation for the last five years.
(2)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2024 ($135.09).
(3)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2023 ($135.98).
(4)
Following the termination of the RSU Plan on January 1, 2024, all Restricted Share Units RSUs outstanding thereunder were vested on April 26, 2024, and resulting in a net payment in shares.
(5)
Mr. Pratt was appointed as a director on October 27, 2022 and consequently he had until October 27, 2026 to comply with the directors’ minimum share ownership policy. As a result of the new directors’ compensation structure that came into effect on January 1, 2024 whereby 100% of the directors’ compensation is paid in cash, the minimum share ownership requirement has increased to $1M (5x annual base cash retainer). Therefore, Mr. Pratt now has until December 31, 2026 to make up for any deficiency following such increase.

Montreal, Québec, Canada Current position with the Corporation: Director Director since(2): 1996 Age: 60 Independent

Joey Saputo

Joey Saputo is currently Chairman of the Board of Directors of Arbec Forest Products Inc. He has held various positions within Saputo Inc. and Jolina Capital Inc. since 1985. Mr. Saputo is a Board member of several large private corporations, including Groupe Petra, a private management real estate firm, and Le Golf Saint-Raphael (1998) Inc. Until recently, Mr. Saputo was the President of the CF Montréal (previously Montreal Impact), a professional soccer team he helped form in 1993, and Stade Saputo, a soccer-specific stadium built in Montreal in 2008. In 2014, Mr. Saputo acquired Bologna FC 1909, a second-division Italian team that was promoted to Serie A (first-division) the following year.

Principal occupation(1): Chairman of the Board of Directors of Arbec Forest Products Inc., Groupe Remabec (forestry), Bologna FC 1909 (a professional soccer team in Italy - Serie A), CF Montréal and board member of Groupe Petra and Major League Soccer for which he is also a member of its Strategy Committee

		Areas of Expertise: Marketing / Sales Human Resources / Compensation Transport / Operations General Management Real Estate Sports Entertainment & Hospitality
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships		Committees
Board of Directors Human Resources and Compensation Committee (Chair)		n/a		n/a
Securities held
As at	Common Shares	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with minimum directors’ share ownership policy
December 31, 2024	169,339	0(5)	169,339	$22,867,358(3)	Yes
December 31, 2023	168,939	853	169,792	$23,109,046(4)	Yes
(1)
Mr. Saputo has held this occupation for the last five years.
(2)
Of the Corporation or its predecessors.
(3)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2024 (C$194.24); the total market value was converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384 CAD).
(4)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2023 (C$180.24); the total market value was converted to USD based on the exchange rate of the Bank of Canada on December 31, 2023 (1.00 USD = 1.3243 CAD).
(5)
Following of the termination of the RSU Plan on January 1, 2024, all RSUs outstanding thereunder vested on April 26, 2024, and resulting in a net payment in shares.

Las Vegas, NV, USA Current position with the Corporation: Director Director since: 2020 Age: 63 Independent

Rosemary Turner

Rosemary Turner spent 40 years at UPS, most recently serving as President of Nebraska, Southern & Northern California and Philadelphia regions. Ms. Turner has served on the boards of more than 20 companies and organizations, including as Chair of the San Francisco Federal Reserve Board of Directors and as a director of the Philadelphia Federal Reserve. Ms. Turner has received numerous recognitions and awards, including the Northern California Most Powerful & Influential Women award, the Americanism Award from the Anti-Defamation League, and the Community Leadership award from the Salvation Army of Philadelphia.

Principal occupation(1): Consultant and Corporate Director.

		Areas of Expertise: Finance / Risk Management Transportation / Operations Human Resources / Compensation Environment Consulting
Board/Committee Memberships with the Corporation		Other Public Companies Currently Serving
		Directorships		Committees
Board of Directors Human Resources and Compensation Committee (Member)		Murphy USA Inc.		Audit Committee Nominating & Governance Committee
Securities Held
As at	Common Shares	RSUs	Total # of Securities	Total Market Value of Securities	Compliance with directors’ minimum share ownership policy
December 31, 2024	3,344	0(5)	3,344	$451,741(2)	In progress(4)
December 31, 2023	2,487	853	3,340	$454,173(3)	No(4)
(1)
Other than as may be set out above, Mrs.Turner has held this occupation for the last five years.
(2)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2024 ($135.09).
(3)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2023 ($135.98).
(4)
As a result of the new directors’ compensation structure that came into effect on January 1, 2024 whereby 100% of the directors’ compensation is paid in cash, the minimum share ownership requirement has increased to $1M (5x annual base cash retainer). Therefore, directors have until December 31, 2026 to to make up for any deficiency following an increase and to comply with the new directors’ minimum share ownership policy.
(5)
Following of the termination of the RSU Plan on January 1, 2024, all RSUs outstanding thereunder vested on April 26, 2024, and resulting in a net payment in shares.

To the knowledge of the Corporation, none of the foregoing nominees for election as a director:

(a)
is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:
(i)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or
(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or
(b)
is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)
has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

To the knowledge of the Corporation, none of the foregoing nominees for election as a director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Board of Directors and Committee Attendance

During the 2024 fiscal year, there were seven meetings of the Board of Directors, four meetings of the Human Resources and Compensation Committee (“HRCC”), four meetings of the Corporate Governance and Nominating Committee (“CGNC”) and six meetings of the Audit Committee. Directors are expected to attend all regularly-scheduled meetings.

Attendance of the members of the Board of Directors at meetings held during 2024 is set out in the table below:

Director	Number and % of meetings attended(1)
	Board of Directors		Audit Committee		Human Resources and Compensation Committee		Corporate Governance and Nominating Committee		Committees (Total)	Overall Attendance
	Member	Attendance	Member	Attendance	Member	Attendance	Member	Attendance
Leslie Abi-Karam	√	7/7 (100%)					√	4/4 (100%)	4/4 (100%)	11/11 (100%)
Alain Bédard	Chair	7/7 (100%)								7/7 (100%)
André Bérard	√	7/7 (100%)		3/3(2) (100%)	√	4/4 (100%)	√	4/4 (100%)	11/11 (100%)	18/18 (100%)
William T. England	√	7/7 (100%)	Chair	6/6 (100%)					6/6 (100%)	13/13 (100%)
Diane Giard	√	7/7 (100%)	√	6/6 (100%)					6/6 (100%)	13/13 (100%)
Debra Kelly-Ennis	√	7/7 (100%)	√	3/3(3) (100%)			Chair	3/3 (4) (100%)	6/6 (100%)	13/13 (100%)
Neil D. Manning(5)	√	6/6 (100%)			√	2/2 (100%)		3/3 (100%)	5/5 (100%)	11/15 (100%)
Sébastien Martel	√	7/7 (100%)	√	3/3 (6) (100%)					3/3 (100%)	10/10 (100%)
John M. Pratt	√	7/7 (100%)	√	3/3 (6) (100%)					3/3 (100%)	10/10 (100%)

Joey Saputo	√	7/7 (100%)	Chair	4/4 (100%)	4/4 (100%)	11/11 (100%)
Rosemary Turner	√	7/7 (100%)	√	4/4 (100%)	4/4 (100%)	11/11 (100%)
(1)
Regular and special meetings.
(2)
Mr. Bérard was a member of the Audit Committee until April 25, 2024.
(3)
Mrs. Kelly-Ennis was a member of the Audit Committee until April 25, 2024.
(4)
Mrs. Kelly-Ennis was appointed a member of the CGNC on April 25, 2024.
(5)
Mr. Manning retired from the Board of Directors effective October 22, 2024.
(6)
Mr. Martel and Mr. Pratt were appointed members of the Audit Committee on April 25, 2024.

The independent members of the Board of Directors meet at every meeting of the Board of Directors without the non-independent member of the Board of Directors or members of management present. In 2024, the independent members of the Board of Directors held six such in camera meetings.

Director Tenure

The following chart sets out the tenure of the members of the Board of Directors as of December 31, 2024:

The average tenure of the members of the Board of Directors as of December 31, 2024 is 11.1 years. The Board of Directors devotes substantial attention and focus to its succession planning to meet the Coproation’s future needs. Since 2020, the Corporation has added four new directors. The Board of Directors believes in the importance of appropriately, balancing newer directors with a modest number of longer serving directors who possess more extensive knowledge of the Corporation and its strategies, opportunities, and challenges.

Director Independence

The following table sets out the independence status of the directors, as defined in National Instrument 52-110 Audit Committees:

Independence Status
Director	Independent	Reason for non-independence
Leslie Abi-Karam	Yes
Alain Bédard	No	President and Chief Executive Officer of the Corporation
André Bérard	Yes
William T. England	Yes
Diane Giard	Yes
Debra Kelly-Ennis	Yes
Sébastien Martel	Yes
John M. Pratt	Yes
Joey Saputo	Yes
Rosemary Turner	Yes

Directors’ Skills Matrix

In order to meet the Corporation’s needs in terms of directors’ competencies and expertise, the CGNC has developed a skills matrix survey based on knowledge areas and types of expertise. The results of such matrix are compiled and serve to determine any needs for educating the directors under the Corporation’s New Director Training and Development Program, as more specifically detailed under “Orientation and Continuing Education” on page 46.

The Board of Directors also takes into consideration the nominees’ independence, qualifications, financial acumen and business judgment and the dynamics of the Board of Directors. This skills matrix is reviewed regularly and is updated as may be required. The survey is taken by each director every two years and the results help the CGNC to identify any gaps to be addressed in the director nomination process.

The following table sets out the range of skills the Board of Directors perceives to be most important and indicates the extent to which they are met by current Board members:

Directors	Finance / Risk Management	Accounting	Legal / Governance	Human Resources / Compensation	Marketing / Sales	Transport - Operations	M&A	IT	General Management	International
Leslie Abi-Karam				√	√	√	√	√	√	√
Alain Bédard	√	√				√	√		√	√
André Bérard	√	√		√
William T. England	√	√					√		√	√
Diane Giard	√	√			√
Debra Kelly-Ennis	√		√		√				√
Sébastien Martel	√	√				√		√
John M. Pratt	√						√			√
Joey Saputo				√	√	√			√
Rosemary Turner	√			√		√

Board Diversity Policy

The CGNC considers potential candidates from time to time, with the support of an executive recruiting firm with which it discusses the Board of Directors’ needs in term of competencies and expertise.

The CGNC encourages Board diversity, including with respect to background, business experience, professional expertise, personal skills, geographic background and gender. Prior to nominating a new director for election or appointment, the President and Chief Executive Officer, along with the Chair of the CGNC and the Lead Director, meet with the candidate to discuss his or her interest and willingness to serve on the Board of Directors, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors.

The Corporation has adopted a Board Diversity Policy that promotes the inclusion of different perspectives and ideas, mitigates against groupthink and ensures that the Corporation has the opportunity to benefit from all available talent. The promotion of a diverse Board makes prudent business sense and makes for better corporate governance.

The Corporation seeks to maintain a Board of Directors comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. The skills and backgrounds collectively represented on the Board of Directors should reflect the diverse nature of the business environment in which the Corporation operates. For purposes of composition of the Board of Directors, diversity includes, but is not limited to, business experience, geography, age, gender, and ethnicity and aboriginal status.

The Board of Directors also seeks to include an appropriate number of women directors and fixes an objective on a yearly basis. For 2024, the Board of Directors has set as an objective that at least 30% of its members be women. As the objective was already surpassed at 40%, four out of ten of its members being women, the Board or Directors’ objective is to maintain the target achievement year over year. The Board of Directors also includes one director who is a member of visible minority.

The Corporation is committed to a merit-based system for composition of the Board of Directors, within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board of Directors, the Corporation will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board of Directors.

Any search firm engaged to assist the Board of Directors or a committee of the Board of Directors in identifying candidates for appointment to the Board of Directors will be specifically directed to include diverse candidates. In particular, gender and visible minority diversity are considered by the Board of Directors in its selection process.

Annually, the Board of Directors or a committee of the Board of Directors will review the Board Diversity Policy and assess its effectiveness in promoting a diverse Board of Directors which includes meeting its target number of women directors.

EXECUTIVE COMPENSATION – COMPENSATION DISCUSSION AND ANALYSIS

1.0
Named Executive Officers

The Compensation Discussion and Analysis below highlights the Corporation’s executive compensation program and evaluates compensation decisions and philosophies for our President and Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officers of the Corporation and its subsidiaries other than the CEO and CFO (collectively referred to as, the “Named Executive Officers” or “NEOs”).

For fiscal year 2024, the Corporation’s NEOs and their respective titles are listed below:

Name	Title
Alain Bédard	President, Chief Executive Officer and Chairman of the Board of Directors
David Saperstein	Chief Financial Officer
Steven Brookshaw	Senior Executive Vice-President – Truckload
Rick Hashie	Executive Vice-President – Logistics
Kuldip Atwal	Senior Executive Vice-President – Less Than Truckload
2.0
Compensation Governance
2.1
Human Resources and Compensation Committee

In 2024, the HRCC was composed of Joey Saputo (Chair), André Bérard and Rosemary Turner. No member of the HRCC is an officer, executive or employee of the Corporation or of a subsidiary of the Corporation. All members of the HRCC are independent within the meaning of National Instrument 52-110 Audit Committees.

The mandate of the HRCC consists of monitoring the performance assessment, succession planning and compensation of the NEOs and reviewing human-resources practices generally. Other responsibilities include: (i) appointing the executive officers of the Corporation upon recommendation of the CEO; (ii) reviewing the performance evaluations of the NEOs; (iii) recommending the NEOs’ compensation levels to the Board of Directors; and (iv) retaining consulting services of outside experts for advice on executive compensation matters.

2.2
The HRCC’s Role Regarding Compensation

The HRCC monitors and assesses the performance of the NEOs and determines compensation levels on an annual basis. In its assessment of the annual compensation of the NEOs, the HRCC takes into consideration the median compensation paid by other Canadian and American companies of comparable size and the absolute and relative performance of the Corporation relative to such other companies. In addition, the HRCC considers other relevant factors such as pension benefits and costs. During the 2024 financial year, the HRCC held four in camera sessions without members of management present at which the HRCC discussed, among other things, the compensation of the CEO.

The following table sets out the respective roles of the HRCC and management with regards to compensation decisions:

Compensation decisions	HRCC	Management
Philosophy and policy	• Work with management to develop compensation philosophy and policy and review, approve and adopt the philosophy and policy.	• Develop, recommend and implement compensation philosophy and policy. • Monitor actual practice to ensure consistency with philosophy and policy and propose changes as appropriate.
Plan design
•
Review, approve and adopt plan objectives, plan type, eligibility, vesting provisions (including performance conditions) and other provisions such as change of control, death, disability, termination with/without cause, resignation, etc.
• Work with HRCC to develop plan design. • Implement plan design.
Performance targets	• Review, approve and adopt the Corporation’s performance targets. • Receive division-level performance targets for information.	• CEO recommends the Corporation’s performance targets for Board of Directors’ approval. • CEO cross-calibrates and approves division-level performance targets.
Performance evaluations	• Conduct CEO performance evaluation. • Receive performance evaluation information for succession planning purposes.	• Conduct performance evaluations for direct reports and inform the HRCC for succession planning purposes.
Individual salary increases and incentive awards	• Approve compensation for NEOs and long-term incentive (“LTI”) eligible groups.	• CEO recommends compensation for NEOs and all LTI eligible groups to the HRCC for approval.

The members of the HRCC have experience in executive compensation either as officers or directors of public companies.

The Board of Directors considers that the members of the HRCC together have the knowledge, the experience and the right profile in order to fulfill the HRCC mandate. As at December 31, 2024, none of the HRCC members was CEO of a public company.

The following table sets out the HRCC members, their experience in executive compensation and their competencies and experience in compensation policies and practices decision making:

Committee members	Independent	Direct experience in executive compensation	Competencies and experience in compensation policies and practices decision-making
André Bérard	Yes	√	√
Joey Saputo	Yes	√	√
Rosemary Turner	Yes	√	√
2.3
Compensation Consultant

The HRCC has the authority to retain independent consultants to advise it on compensation policy issues. During the 2024, 2023 and 2022 financial years, Willis Towers Watson (“WTW”), Mercer and Korn Ferry were retained by the HRCC to review the compensation of the Corporation’s executives and other matters relating to executive compensation.

The HRCC is not required to pre-approve other services that WTW and Mercer or their respective affiliates provide to the Corporation at the request of management.

Executive Compensation and Succession Planning-Related Fees

“Executive Compensation and Succession Planning-Related Fees” consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation and succession planning for any of the Corporation’s executive officers. WTW, Mercer and Korn Ferry billed the Corporation an aggregate of $234,875(1), $51,832 and $320,812 in Executive Compensation and Succession Planning-Related Fees in 2024, 2023 and 2022, respectively.

Because of the policies and procedures that the HRCC and its consultants have established, the HRCC is confident that the advice it receives from any individual executive compensation advisor is objective and not influenced by the relationships of the consultants or their affiliates with the Corporation.

(1) Includes fees related to compensation data surveys for non-executives.

2.4
Managing Compensation Risk

The Corporation’s compensation policies and practices encourage behaviour which aligns with the long-term interests of the Corporation and its shareholders. The HRCC ensures that the policies, practices, and plans respect applicable laws and continuously seeks improvement in compensation risk management monitoring.

In fiscal years 2022 and 2024, the HRCC conducted a review of the Corporation’s compensation program, policies and practices based on several criteria such as the governance of the plans, the nature and mix of performance measures, the weighting of the compensation elements within the pay mix and the goal-setting process. Further to this review, the HRCC was satisfied that there are no risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

2.5
Clawback Policy

On October 23, 2023 the Corporation adopted a new clawback policy to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as codified by Section 10D of the Securities Exchange Act of 1934, and Section 303A.14 of the NYSE Listed Company Manual, which require the recovery of certain forms of executive compensation in the case of accounting restatements resulting from a material error in an issuer’s financial statements. This policy is designed to set the guidelines for recovery of performance-based compensation of NEOs and other executives of the Corporation within the meaning of Rule 10D-1(d) of the Securities Exchange Act of 1934, in the event that, after the effective date, the Corporation is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. See “Corporate Governance - Ethical Business Conduct” below.

2.6 Anti-Hedging Policy

The Corporation adopted an anti-hedging policy with effect from January 1, 2015. The policy prohibits directors and other senior executives of the Corporation from using derivatives or other financial instruments to retain legal ownership of their shares in the Corporation while reducing their exposure to changes in the Corporation’s share price. See “Corporate Governance - Ethical Business Conduct” below.

2.7 Succession Planning

The Board of Directors of the Corporation has the mandate to review and support the succession plan for its senior officers and to ensure that actions are taken to manage leadership and talent risk. Since 2014, successor identification efforts have been carried out and individual career plans drafted, resulting in many candidates moving into senior management positions (executive level). The Board closely tracks the development of key talent at the Corporation, including planning for emergency replacements and contingencies.

In 2019, a CEO succession planning process was developed and agreed upon. The Corporation’s plan provides a process for both a planned CEO retirement, as well as an unplanned CEO departure as a result of unforeseen circumstances. The Corporation does not anticipate CEO retirement in the near term.

In 2022, the Corporation focused on the top executives from the business units as well as key high potential talent who have not yet been assessed – for a total of 20 candidates. All Officers (EVPs) were, therefore, reassessed based on a CEO profile built in conjunction with the members of the Board of Directors.

The assessment process and tools were holistic, and included feedback and insights, as well as offered a career/development path, including customized 360 feedback, and comparable market insights. Results of the psychometric and feedback tests were shared with each leader and overall assessment profiles were validated with the immediate supervisor of the leader.

The EVP assessments were shared with the Board of Directors as well as the progression of the leaders assessed since 2014, and the analysis of the entire succession cohort, providing the Board of Directors with a full view of the impact of the succession program over the years (for instance, career plans were fully executed, and leaders did progress in various new roles over the last decade).

As a result of the leadership talent assessments of 2022, the Corporation adapted certain roles and organizational structures in 2023 to enable identified successors to expand their cross-segment business knowledge in preparation for more senior roles, up to and including CEO. The experience and development plans, approved by the Board of Directors, were deployed to facilitate the leaders’ growth and, in 2024, the Board of Directors assessed the leaders’ progress against their respective development plans, and the Corporation succession needs to make any requisite adjustments.

In 2024, the leadership assessment focused on nine key leaders within the organization, including two Executive Vice Presidents (EVPs), who were assessed based on the CEO profile. The assessment utilized the same comprehensive suite of tools as in previous years, ensuring consistency and reliability across assessments. The EVPs received customized 360-degree feedback to provide tailored insights, while the remaining leaders completed psychometric tests, which are part of the Corporation’s standard leadership assessment process.

The assessment was holistic in nature, covering leadership behaviors, development potential, and succession planning. As part of the process, the Corporation also assessed the leadership succession pipeline for all individuals, ensuring a clear view of potential future leaders and organizational preparedness.

Results from the psychometric evaluations and 360-degree feedback were shared with each leader individually, providing them with actionable insights and a path for further growth. Additionally, all assessment profiles were validated in collaboration with the respective immediate supervisors to ensure alignment with organizational goals and expectations.

The 2024 report highlights the ongoing development and movement of leaders within the organization, offering insights into the effectiveness of the succession program and the readiness of leadership for the future.

3.0 Determining Compensation

3.1 Compensation Philosophy and Program Objectives

Compensation is designed to attract, motivate, and retain high-performing senior executives. The compensation program is intended to reward overall operational performance and surplus cash creation and is closely linked to corporate performance (a pay-for-performance philosophy). The compensation program aligns the executives’ interests with those of the Corporation’s shareholders by providing them with equity-based incentive plans and the opportunity for total compensation that is competitive with the compensation received by executives employed by a group of comparable companies.

3.2 Benchmarking Practices and Positioning

The Corporation’s compensation philosophy for the President and CEO is to position base salary, total target cash compensation (base salary and target short-term incentives) and total target direct compensation (total target cash compensation and LTIs) at the upper quartile of the Corporation’s comparator group. This target positioning is intended to reflect the President and CEO’s role as founder of the Corporation. For the other NEOs, the Corporation’s target positioning is to align base salary, total target cash compensation and total target direct compensation at the median of the market, with the possibility to reach the upper quartile for strong performance.

The composition of the comparator group is reviewed periodically by the HRCC, to ensure its continued relevance. In 2024, Mercer was mandated by the Board of Directors to conduct a thorough executive benchmarking review and provide market data for benchmarking aggregate total direct compensation and each individual element. As a result of this review, the comparator group has been updated and is comprised of Canadian and American companies of similar size to the Corporation from various industries to reflect the scope of the executive roles, as well as other Canadian and American companies with which the Corporation competes for executive talent within the same industry.

The comparator group is comprised of four Canadian companies and twelve American companies listed below, with annual revenues between $4.1 billion and $17.7 billion (median revenues are in line with those of the Corporation) and meeting one or more of the following criteria:

•
Operating in one of the following sectors:

transportation/supply management

large distribution network (e.g., retail/trade or consumer products)

industrial/utilities
•
Autonomous
•
Publicly traded
•
Entrepreneurial culture
•
Growth by acquisition

Revenue size is considered relevant in selecting comparators given the correlation between pay levels and company size. The industry sector is considered relevant in selecting comparators, as the Corporation competes directly with these organizations for customers, revenue, executive talent, and capital. The nature of the organization (i.e., autonomous, publicly traded, entrepreneurial, growth by acquisitions) is considered relevant as an indicator of the level of complexity, job scope and responsibility associated with senior executive positions.

The updated comparator group is comprised of the following companies:

• Old Dominion Freight Line, Inc.

• Knight-Swift Transportation Holdings Inc.

• JB Hunt Transport Services, Inc.

• ArcBest Corporation

• Landstar System, Inc.

• C.H. Robinson Worldwide, Inc.

• XPO Logistics, Inc.

• Air Canada

• GXO Logistics

• Schneider National Inc.

• Canadian National Railway Company

• Hub Group

• Expeditors International of Washington, Inc.

• Canadian Pacific Railway Limited

• Finning International Inc.

• RXO Logistics

RXO Logistics was added to the comparator group in 2024 after entering into an agreement to acquire Coyote Logistics from UPS.

The median revenues of the comparator group were $7.5B versus the Corporation’s revenues of $7.3B and the median market cap was $11.4B versus the Corporation’s market cap of $11.4B as at December 31, 2024.

3.3 Compensation Elements

The Corporation’s executive compensation program is structured to have three main components: base salary, short-term incentives (bonuses), and LTIs, including restricted share units (“RSUs”) and performance share units (“PSUs”). The following table sets out the Corporation’s plans by component of compensation and discusses how each component relates to the Corporation’s overall executive compensation objective.

Compensation element	Form	Performance period	Objective
Base Salary	Cash	Annual

Immediate cash incentive for the Corporation’s executive officers; should be at levels competitive with the comparator group that competes with the Corporation for business opportunities and executive talent.

Ensure internal equity and competitiveness.

Short-term incentive plan	Cash based on performance	Annual

Encourage and reward performance over the financial year compared to predefined goals and objectives and reflect progress toward company-wide performance objectives and personal objectives.

Reflect a pay-for-performance philosophy (corporate, business unit and individual performance).

Long-term incentive plans (1)	RSUs (50%)	3-year cliff vesting

Ensure that the executive officers are motivated to achieve long-term growth of the Corporation and continuing increases in shareholder value and provide capital accumulation linked directly to the Corporation’s performance.

	PSUs (50%)	3-year cliff vesting

100% of both LTI plans are time based. 50% of the LTI plan (PSU) is subject to performance vesting conditions. This combination emphasizes (i) the retention element of the equity awards, (ii) the “at risk” nature of the equity awards, and (iii) the tie to Corporation performance for the PSUs.

Pension plans	Pension plan (defined benefits, RRSP and 401K)	Ongoing	Attract and retain highly qualified executives by providing market-competitive benefits for income security in retirement.
Health and other benefits and perquisites	Health, dental, life, disability insurance plans Car allowance	Ongoing	Attract and retain healthy and high-performing executives by providing market-competitive benefits and perquisites.
(1)
Since fiscal year 2020, the LTI award consists of an equity mix of 50% RSUs and 50% PSUs. Prior to fiscal year 2020, the LTI award consisted of an equity mix of 50% stock options and 50% performance contingent restricted share units (“PCRSUs”).

The variable components of the Corporation’s executive compensation program are designed to closely link the compensation of the Corporation’s NEOs, senior executives and management employees with the performance of the Corporation and its subsidiaries (a pay-for-performance philosophy).

3.3.1 Base Salary

In approving the base salary of the NEOs, including the President and CEO, the HRCC takes into consideration the salaries paid to senior executives of other Canadian and American companies holding positions of similar importance, scope and complexity. The HRCC reviews the base salary of each NEO on a regular basis so that it may recommend to the Board of Directors that appropriate adjustments be made thereto in order to ensure that the salaries of the Corporation’s NEOs remain competitive as per the compensation program objectives.

3.3.2 Short-Term Incentive Plan

NEOs and other senior executives of a group or division within the Corporation are eligible to receive an annual bonus under a short-term incentive plan (“STIP”). The STIP provides an opportunity to receive an annual cash payment based on the degree of achievement of objectives set by the Board of Directors upon recommendation by the HRCC. The objectives of the STIP are to reward achievement based on the Corporation’s financial performance and strengthen the link between pay and performance.

The following table sets out the performance weightings and the potential STIP payouts as a percentage of base salary for the NEOs in 2024:

Name	Target payout as a percentage of base salary	Financial objectives (1)		Individual / Non-financial strategic objectives
		Performance indicator (2)	Weighting	Weighting
Alain Bédard	250%	Revenues (16%), Operating Earnings (16%), EBITDA (16%), Free Cash flow (16%) (3) and Adjusted Diluted EPS (16%)	80%	20% (4)
David Saperstein	75%	Revenues (16%), Operating Earnings (16%), EBITDA (16%), Free Cash flow (16%) (3) and Adjusted Diluted EPS (16%)	80%	20%
Steven Brookshaw	75%	Business Unit Operating Earnings	80%	20%
Rick Hashie	75%	Business Unit Operating Earnings	80%	20%
Kuldip Atwal	75%	Business Unit Operating Earnings	80%	20%
(1)
A minimum performance threshold of 80% is required to receive a STIP payout under the financial objectives.
(2)
Performance indicators for the CEO and the CFO are based on corporate financial measures
(3)
Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale.
(4)
The CEO has two non-financial strategic objectives and weighting for each objective is 10%, for a total of 20%.

For the CEO, Alain Bédard, the 2024 STIP is based 80% on financial objectives of the Corporation and 20% on non-financial strategic objectives focused on acquisition strategy (10%), as well as strategic vision and organizational effectiveness (10%). In order to be eligible to receive any payout under the 2024 STIP in respect of the financial-objectives component, a minimum performance threshold of 80% of the budgeted Revenues/Operating Earnings/Earnings before interest, taxes, depreciation and amortization (“EBITDA”)/ Free Cash flow measures and Adjusted Diluted EPS is required.

For the CFO, David Saperstein 80% of the 2024 STIP is based on financial objectives of the Corporation as referred to in the above table, and 20% on corporate SOX score. In order to be eligible to receive any payout under the 2024 STIP in respect of the financial-objectives component, a minimum performance threshold of 80% of the budgeted Revenues/Operating Earnings/Earnings before interest, taxes, depreciation and amortization (“EBITDA”)/ Free Cash flow measures and Adjusted Diluted EPS is required.

For other NEOs, 80% of the 2024 STIP is based on attainment of budgeted Operating Earnings in their respective business units and 20% is based on non-financial strategic individual targets for their respective business units.

The Board of Directors, upon recommendation by the HRCC, may modify actual STIP awards either upwards or downwards taking into consideration exceptional circumstances as deemed appropriate. The overall mix of financial objectives reflects the Corporation’s balanced focus on top-line growth as well as bottom-line profitability. As well, for other NEOs, the STIP performance indicators recognize the importance of the strong entrepreneurial culture and the autonomy of each entity within the Corporation.

For the 2024 fiscal year, the HRCC approved the payment of an aggregate of $3,347,067 under the STIP for the NEOs. The Canadian portion thereof was converted to USD based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698 CAD).

Target performance goals in 2024

The following table sets out the impact of the Corporation’s financial performance on the compensation earned by the NEOs during fiscal year 2024.

CEO

Corporate metrics	Target objectives in $000s	Achievement in 2024 (3)
Revenues (1)	$6,959,973	The Corporation met 88.02% of its target Revenues objectives
EBITDA	$1,357,809	The Corporation met 87.45% of its target EBITDA objectives
Operating Earnings	$864,449	The Corporation met 80.74% of its target Operating Earnings objectives
Free Cash Flow (2)	772,700	The Corporation met 101.87% of its target Free Cash Flow objectives
Adjusted Diluted EPS	7.39	The Corporation met 82.40% of its target Adjusted Diluted EPS
(1)
Revenues before fuel surcharge.
(2)
Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale.
(3)
Results exclude significant acquisitions and/or other expenses approved by the HRCC.

For the CEO, the following non-financial objectives were also identified and measured in 2024:

Objectives	Achievement in 2024

Identify acquisition opportunities and when acquired and integrated, accomplish financial and non-financial objectives and or develop a strategy to enhance shareholder value by reengineering the applicable business segments to ensure they are best structured.

The objectives were met at 100%

Develops a compelling vision for an organizational effectiveness that will build a strong team of highly experienced operators that will capitalize on the capabilities of the Corporation to respond to turbulent economic environment.

The objectives were met at 100%

CFO

Corporate metrics	Target objectives in $000’s	Achievement in 2024 (3)
Revenues (1)	$6,959,973	The Corporation met 88.02% of its target Revenues objectives
EBITDA	$1,357,809	The Corporation met 87.45% of its target EBITDA objectives
Operating Earnings	$864,449	The Corporation met 80.74% of its target Operating Earnings objectives
Free Cash Flow (2)	$772,700	The Corporation met 101.87% of its target Free Cash Flow objectives
Adjusted Diluted EPS	7.39	The Corporation met 82.40% of its target Adjusted Diluted EPS
(1)
Revenues before fuel surcharge.
(2)
Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets heldfor sale.
(3)
Results exclude significant acquisitions and/or other expenses approved by the HRCC.

For the CFO, the following non-financial objectives was also identified and measured in 2024:

Objectives	Achievement in 2024
SOX Score	The objectives were met at 100%

Other NEOs

NEOs	Corporate metrics	Target Objectives in $000’s	Main segment of activity (1)	Achievement in 2024
Steven Brookshaw	Operating Earnings	106,466(2)	Truckload	Objectives met at 86.14%
Rick Hashie	Operating Earnings	123,724(2)	Logistics	Objectives met at 87.28%
Kuldip Atwal	Operating Earnings	168,752(2)	Less-Than-Truckload	Objectives met at 109.94%
(1)
These are the main segments of activities of the respective NEOs. However, not all divisions within a segment of activity are within the scope of the respective NEOs.
(2)
The amounts in the table above are shown in USD and were converted based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698 CAD).

3.3.3 Long-Term Incentive Plans

Long-Term Incentive Policy

The Corporation’s long-term incentive philosophy is to provide executives with long-term compensation that aligns their interests with those of shareholders. Besides the link with the long-term performance of the stock, the LTI (“LTI”) plans are also subject to rigorous performance hurdles that further ensures that pay is aligned with performance. Each participant’s annual long term incentive allocation will be split in two equally weighted awards of RSUs and PSUs. The RSUs will be subject only to a time cliff vesting condition on the third anniversary of the award whereas the PSUs will be subject to both performance and time cliff vesting conditions on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between an absolute EBIT objective and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there will be two equally weighted comparisons: the first portion will be compared against the TSR of a group of industry peers and the second portion will be compared against the S&P/TSX60 index. This combination highlights (i) the retention element of the equity awards, (ii) the “at risk” nature of the equity awards, and (iii) the tie to Corporation performance for the PSUs.

The following table summarizes the Corporation’s LTI policy applicable in 2024:

LTI Vehicle	Weighting of Total LTI	Subject to Performance-based vesting		Subject to Time-based vesting
		Weighting	Range of performance	Weighting
RSUs	50%	0%	N/A	100%
PSUs	50%	100%	0%-200%	100%

Time-based long-term incentives

Time-based LTIs represent 50% of total LTIs and are principally granted or awarded for retention purposes.

Performance-based long-term incentives

As set out above, a large portion (50%) of the Corporation’s LTIs is subject to performance conditions. The performance conditions attached to the PSUs will be equally weighted between an absolute EBIT objective and relative TSR. For purposes of the relative TSR portion, there will be two equally weighted comparisons: the first portion will be compared against the TSR of a group of trucking industry peers and the second portion will be compared against the S&P/TSX60 index.

Performance-based PSUs vesting by level of performance
Level of attainment of performance objectives in relation to target	Percentage of PSUs vesting in relation to target grant or award
Below 80%	0%
Between 80% and 90%	Between 50%-90%
Between 90% and 100%	Between 90% -100%
Between 100% and 110%	Between 100% and 150%
Between 110% and 120%	Between 150% and 200%
Above 120%	200%

Determination of grant and award sizes for 2024

The updated group of industry peers is comprised of the following companies, which are of comparable size and industry:

Truckload: • Heartland • Knight-Swift • Werner • Schneider • J.B. Hunt • P.A.M. Transportation • Covenant Logistics Group	Logistics: • CH Robinson • Landstar • Forward Air • GXO • RXO	Less-Than-Truckload: • ArcBest • Old Dominion Freight Line • Saia	Package & Courier • FedEx • UPS

The following table sets out the guideline LTI award, the target number of RSUs and PSUs that can be granted or awarded to NEOs under the 2024 grant - reference period: January 1, 2024 to December 31, 2024:

Name	Guideline LTI award (% of base salary)	Target and Actual grant of RSUs (#) (50% of the guideline)	Target and Actual award of PSUs (#)(1) (50% of the guideline)
Alain Bédard	300%	16,437	16,437
David Saperstein	125%	2,546	2,546
Steven Brookshaw	125%	1,989	1,989
Rick Hashie	100%	1,453	1,453
Kuldip Atwal	100%	1,383	1,383

(1) LTI award size = Participant’s Base Salary at Award Date x Target Award of each Participant

Share Price

For purposes of determining the LTI Award size, the Participant’s Base Salary in local currency and Share Price based on local market (TSX or NYSE) is used.

Restricted Share Unit Plan

On January 1, 2020, the Board of Directors established the RSU Plan for officers and employees of the Corporation and its subsidiaries. The following is a description of the RSU Plan:

(a)
the Board of Directors of the Corporation may from time-to-time by resolution award RSUs to officers and/or employees of the Corporation and its subsidiaries;
(b)
RSUs vest on the “Vesting Date”, the date at which the RSUs awarded under such Award become vested, namely on the third-year anniversary of the Award;
(c)
during the term of an RSU, in the event that the Corporation declares and pays a cash dividend on its common shares, RSU participants shall be entitled to receive “Dividend Equivalents” in the form of additional RSUs; the Corporation shall credit to an RSU participant, in respect of each RSU held by such participant, an additional fraction of an RSU calculated by dividing the per share amount of the cash dividend by the volume weighted average trading price of the Corporation’s shares for the five trading days preceding the date on which the dividend is paid by the Corporation; such additional fractions of RSUs vest on the “Vesting Date” for the Award on which they have been credited;
(d)
RSUs awarded under the RSU Plan are not transferable other than by will or by the laws of succession of the domicile of a deceased RSU participant;
(e)
no RSU awarded under the RSU Plan can be pledged, charged, transferred, assigned or otherwise encumbered or disposed of, on pain of nullity;
(f)
if an RSU participant takes normal retirement (as defined in the RSU Plan), such Participant shall continue benefiting from his or her rights thereunder until the Vesting Date;
(g)
if an RSU participant’s employment with the Corporation is terminated for cause or the participant resigns from his/her employment, any RSU not vested prior to the time of delivery by the Corporation to such RSU participant of a letter of termination of employment with the Corporation shall immediately lapse and become null and void upon such delivery;

(h)
upon an RSU participant’s employment or office with the Corporation terminating or ending by reason of involuntary termination without cause, death, disability or early retirement (as defined in the RSU Plan), the RSUs held by the participant shall be adjusted proportionally to the number of days worked during the period that begins on the date of the award set out in the Notice of Award and which ends of the applicable Deemed Date of Termination, by multiplying the number of RSUs held by the Participant by a fraction, the numerator of which is the number of days elapsed from the date of the award to the Deemed Date of Termination and the denominator of which is equal to the number of days representing the full vesting period for the Grant. The resulting number of adjusted RSUs shall be the number of RSUs that shall be redeemed on the applicable Deemed Date of Termination and all other RSUs become null and void;

(i)
RSUs awarded pursuant to the RSU Plan are redeemed in “stock bought in the open market” less required statutory deductions;

(j)
in the event of any reorganization, change in the number of issued and outstanding shares by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, an equitable adjustment shall be made by the HRCC, by adjusting (i) the kind of shares deliverable under the Plan, (ii) the number and/or kind of shares underlying outstanding RSUs, (iii) the factors and manner in which the settlement amount of an RSU is to be determined, or (iv) any other term or condition of the RSUs. Such adjustment shall be final and binding on all parties;

(k)
if within twelve months of a change of control, (i) a participant’s employment with the Corporation is terminated without cause; or (ii) a participant voluntarily terminates his or her employment following a change in the participant’s position, conditions or location of employment, or responsibilities, then in such event all of the participant’s unvested RSUs shall vest on the last day of active employment of the participant, notwithstanding the provisions of paragraphs (f), (g), and (h) above. The redemption price of each RSU shall correspond to the volume weighted average price for the five trading days preceding such last day of active employment and the Corporation shall make payment to the participant in accordance with the rules of the RSU Plan, as adjusted. However, if a participant maintains employment in a position equivalent to the position he or she held before the change of control, the vesting of the RSUs shall follow its normal course in accordance with the RSU Plan; and

(l)
the Board of Directors of the Corporation may make the following types of amendments to the RSU Plan without seeking approval from the shareholders of the Corporation: (i) amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the RSU Plan or to correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for RSUs to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting administration of the RSU Plan; (v) any amendment to the “vesting” provisions of the RSU Plan or any RSU; (vi) any amendment to the early termination provisions of the RSU Plan or any RSU, whether or not such RSU is held by an “insider” of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (vii) the addition or modification of the redemption feature, payable in shares of the Corporation bought in the market; (viii) amendments necessary to suspend or terminate the RSU Plan; and (ix) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Performance Share Unit Plan

On January 1, 2020, the Board of Directors established the Performance Share Unit Plan for officers and employee of the Corporation and its subsidiaries (the “PSU Plan”). The following is a description of the PSU Plan:

(a)
the Board of Directors of the Corporation may from time-to-time by resolution award Performance Share Units (“PSUs”) to officers and/or employees of the Corporation and its subsidiaries;
(b)
PSUs vest on the “Vesting Date”, the date at which the PSUs awarded under such award become vested, namely on the third-year anniversary of the award and are subject to performance conditions as defined below;
(i)
50% of the PSUs vesting shall be determined by the average level of attainment, for each of the three years in the cycle, of the EBIT Target set at the beginning of each of the applicable years; and
(ii)
the other 50% of the PSUs will also vest on the third anniversary of the award and are subject to the performance of the Corporation’s average three-year TSR in relation to the average three-year TSR of the following equally-weighted two comparator groups during the three-year Award Cycle:
(a)
50% in relation to the Peer Group; and
(b)
50% in relation to the TSX 60 index;
(c)
during the term of a PSU, in the event that the Corporation declares and pays a cash dividend on its common shares, PSU participants shall be entitled to receive “Dividend Equivalents” in the form of additional PSUs; the Corporation shall credit to a PSU participant, in respect of each PSU held by such participant, an additional fraction of a PSU calculated by dividing the per share amount of the cash dividend by the volume weighted average trading price of the Corporation’s shares for the five trading days preceding the date on which the dividend is paid by the Corporation; such additional fractions of PSUs vest on the “Vesting Date” for the Award on which they have been credited;
(d)
PSUs awarded under the PSU Plan are not transferable other than by will or by the laws of succession of the domicile of a deceased PSU participant;
(e)
no PSU awarded under the PSU Plan can be pledged, charged, transferred, assigned or otherwise encumbered or disposed of, on pain of nullity;
(f)
if a PSU participant takes normal retirement (as defined in the PSU Plan), such Participant shall continue benefiting from his or her rights thereunder until the Vesting Date;
(g)
if a PSU participant’s employment with the Corporation is terminated for cause or the participant resigns from his/her employment, any PSU not vested prior to the time of delivery by the Corporation to such PSU participant of a letter of termination of employment with the Corporation shall immediately lapse and become null and void upon such delivery;
(h)
upon a PSU participant’s employment or office with the Corporation terminating or ending by reason of involuntary termination without cause, death, disability or early retirement (as defined in the PSU Plan), the PSUs held by the participant shall be adjusted proportionally to the number of days worked during the period that begins on the date of the award set out in the Notice of Award and which ends of the applicable Deemed Date of Termination, by multiplying the number of PSUs held by the Participant by a fraction, the numerator of which is the number of days elapsed from the date of the award to the Deemed Date of Termination and the denominator of which is equal to the number of days representing the full vesting period for the Grant. The resulting number of adjusted PSUs shall be the number of PSUs that shall be redeemed on the applicable Deemed Date of Termination and all other PSUs become null and void;
(i)
PSUs awarded pursuant to the PSU Plan are redeemed in “stock bought in the open market” less required statutory deductions;
(j)
in the event of any reorganization, change in the number of issued and outstanding shares by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, an equitable adjustment shall be made by the HRCC, by adjusting (i) the kind of shares deliverable under the Plan, (ii) the number and/or kind of shares underlying outstanding PSUs, (iii) the factors and manner in which the settlement amount of a PSU is to be determined, or (iv) any other term or condition of the PSUs. Such adjustment shall be final and binding on all parties;
(k)
if within twelve months of a change of control, (i) a participant’s employment with the Corporation is terminated without cause; or (ii) a participant voluntarily terminates his or her employment following a change in the participant’s position, conditions or location of employment, or responsibilities, then in such event all of the participant’s unvested PSUs shall vest on the last day of active employment of the participant, notwithstanding the provisions of paragraphs (f), (g) and (h) above. The redemption price of each PSU shall correspond to the volume weighted average price for the five trading days preceding such last day of active employment and the Corporation shall make payment to the participant in accordance with the rules of the PSU Plan, as adjusted. However, if a participant maintains employment in a position equivalent to the position he or she held before the change of control, the vesting of the PSUs shall follow its normal course in accordance with the PSU Plan; and
(l)
the Board of Directors of the Corporation may make the following types of amendments to the PSU Plan without seeking approval from the shareholders of the Corporation: (i) amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the PSU Plan or to correct or supplement any provision of the PSU Plan that is inconsistent with any other provision of the PSU Plan; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for PSUs to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting administration of the PSU Plan; (v) any amendment to the “vesting” provisions of the PSU Plan or any PSU; (vi) any amendment to the early termination provisions of the PSU Plan or any PSU, whether or not such PSU is held by an “insider” of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (vii) the addition or modification of the redemption feature, payable in shares of the Corporation bought in the market; (viii) amendments necessary to suspend or terminate the PSU Plan; and (ix) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

2012 Stock Option Plan

On April 26, 2012, the Board of Directors of the Corporation established the 2012 Plan for officers and employees of the Corporation and its subsidiaries. The shareholders of the Corporation approved the 2012 Plan on April 26, 2013. The 2012 Plan incorporates amendments adopted by the Board of Directors on February 28, 2013 and July 24, 2014, respectively.

The 2012 Plan replaced the 2008 Stock Option Plan of the Corporation (the “2008 Plan”), in that no further stock options have been granted under the 2008 Plan. The following is a description of the 2012 Plan, as required by the TSX:

(a)
the Board of Directors of the Corporation may from time-to-time by resolution grant options to purchase common shares to officers and/or employees of the Corporation and its subsidiaries, provided that the total number of shares to be issued under the 2012 Plan does not exceed the number set out in paragraph (b) below. Options may be granted by the Corporation only pursuant to resolutions of the Board of Directors;
(b)
the maximum number of common shares that can be issued upon the exercise of options granted under the 2012 Plan is 5,979,201, representing 6.50% of the 92,152,893 issued and outstanding shares of the Corporation as of the close of business on December 31, 2021;
(c)
no option may be granted under the 2012 Plan to any optionee unless the aggregate number of common shares: (i) issued to “insiders” within any one-year period; and (ii) issuable to “insiders” at any time, under the 2012 Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, could not exceed 10% of the total number of issued and outstanding common shares of the Corporation. For the purpose of the 2012 Plan, the term “insider” means “reporting insiders” as defined in National Instrument – 55-104 Insider Reporting Requirements and Exemptions;
(d)
no single person can hold at any time options covering more than 5% of the number of issued and outstanding shares of the Corporation from time-to-time. In addition, it will not be permitted to issue to an “insider” or to any associate of an “insider”, within a one-year period, upon the exercise of options granted pursuant to the 2012 Plan, a number of shares exceeding 5% of the number of issued and outstanding shares of the Corporation from time-to-time;

(e)
the exercise price of options granted under the 2012 Plan is fixed by the Board of Directors at the time of the grant of the options, but cannot be less than the volume weighted average trading price of the common shares of the Corporation on the TSX for the last five days on which the common shares traded on the TSX immediately prior to the day on which the option is granted;
(f)
the maximum period during which an option may be exercised is seven years from the date on which it is granted, subject to the condition that if an option is to expire during a period when the optionee is prohibited by the Corporation from trading in the shares of the Corporation pursuant to its rules of conduct and other policies, or within ten business days of the expiry of such “blackout period”, the term of such option will be automatically extended for a period of ten business days immediately following the end of the “blackout period”;
(g)
at the time of granting an option, the Board of Directors, at its discretion, may set a “vesting schedule”, that is, one or more dates from which an option may be exercised in whole or in part;
(h)
options granted under the 2012 Plan are not transferable other than by will or by the laws of succession of the domicile of a deceased optionee;
(i)
no option granted under the 2012 Plan can be pledged, charged, transferred, assigned or otherwise encumbered or disposed of, on pain of nullity;
(j)
if an optionee’s employment with the Corporation is terminated for serious reason, any option not exercised prior to the time of delivery by the Corporation to such optionee of a letter of termination of employment with the Corporation shall immediately lapse and become null and void upon such delivery;
(k)
if an optionee takes a normal retirement (as defined in the Plan), the optionee shall be entitled to exercise his rights under such option and continue benefiting from his rights during the three years following the commencement of his retirement or until the expiration of the term of the option, whichever occurs earlier. At the end of such three-year period, the option term shall be deemed to have lapsed;
(l)
if an optionee takes early retirement (as defined in the Plan), dies or becomes, in the determination of the Board of Directors, permanently disabled, while employed by the Corporation, any “vested” option or unexercised part thereof granted to such optionee may be exercised by the optionee or the person to whom the option is transferred by will or the laws of succession and distribution only for that number of common shares which the optionee was entitled to acquire under the option at the time of his retirement, death or permanent disability, as the case may be. Any such “vested” option may be exercised within one year after the optionee’s retirement, death or permanent disability, as the case may be, or prior to the expiry of the term of the option, whichever occurs earlier. Any “unvested” options at the time of retirement will become null and void upon retirement, death of permanent disability;
(m)
upon an optionee’s employment or office with the Corporation terminating or ending otherwise than by reason of retirement, death, permanent disability or termination for serious reason, any option or unexercised part thereof granted to such optionee may be exercised by the optionee only for that number of common shares which the optionee was entitled to acquire under the option at the time of delivery by the Corporation to the optionee of a letter of termination of the optionee’s employment or office with the Corporation. Any such “vested” option may be exercised within 30 days after such delivery or prior to the expiry of the term of the option, whichever occurs earlier;
(n)
the 2012 Plan does not provide for financial assistance from the Corporation to option holders;
(o)
options granted under the 2012 Plan may be exercised by the “cash exercise” or “cashless exercise” method. An optionee may use the “cash exercise” method in respect of certain shares subject to an option and simultaneously use the “cashless exercise” method in respect of other shares subject to the same option;
(p)
under the “cash exercise” method, an option granted under the 2012 Plan may be exercised by the optionee (or his personal representatives or legatees) giving notice in writing to the Secretary of the Corporation at its head office, which notice must specify the method of exercise and the number of shares in respect of which the option is being exercised and which must be accompanied by full payment, by cash or certified cheque, of the purchase price for the number of shares specified. Upon such exercise of the option, subject to paragraph (r) below, the Corporation will forthwith cause the transfer agent and registrar of its common shares to deliver to the optionee (or his personal representatives or legatees) a certificate in the name of the optionee representing in the aggregate such number of shares as the optionee (or his personal representatives or legatees) shall have then paid for and as are specified in such written notice of exercise of option;
(q)
under the “cashless exercise” method, an option granted under the 2012 Plan may be exercised by the optionee (or his personal representatives or legatees) giving notice in writing to the Secretary of the Corporation at its head office, which notice must specify the method of exercise and the number of shares in respect of which the option is being exercised and which must be accompanied by full payment, by cash or certified cheque, of the purchase price for the number of shares specified. Upon such exercise of the option, subject to paragraph (r) below, the Corporation will forthwith cause the sale of the number of shares in respect of which the option is being exercised directly on the open market. The proceeds from the sale of the shares will be used first to pay any commissions or fees in connection with such sale and, upon written instructions from the optionee, to repay any loan incurred by the optionee in connection with the exercise of the option, as the case may be. The balance of the proceeds will be paid to the optionee;
(r)
if the Corporation is required under the Income Tax Act (Canada) or any other applicable law to remit to any governmental authority an amount on account of tax on the value of any taxable benefit associated with the exercise of an option by an optionee, then the optionee must, concurrently with the exercise of the option:
(i)
pay to the Corporation, in addition to the exercise price for the options, sufficient cash as is determined by the Corporation, in its sole discretion, to be the amount necessary to fund the required tax remittance;
(ii)
authorize the Corporation, on behalf of the optionee, to sell in the market, on such terms and at such time or times as the Corporation determines, in its sole discretion, such portion of the common shares being issued upon exercise of the option as is required to realize cash proceeds in an amount necessary to fund the required tax remittance; or
(iii)
make other arrangements acceptable to the Corporation, in its sole discretion, to fund the required tax remittance;
(s)
in the event that the Corporation proposes to amalgamate or merge with another company (other than a wholly-owned subsidiary of the Corporation), or to liquidate, dissolve or wind-up, or in the event that an offer to purchase common shares of the Corporation is made to all shareholders of the Corporation, other than the offeror or offerors, the Corporation has the right, upon written notice to each optionee holding options under the 2012 Plan, to permit the exercise of all options outstanding under the 2012 Plan within a 20‑day period following the date of such notice and to determine that upon the expiry of such 20‑day period, all options terminate and cease to have effect;
(t)
if within twelve months of a change of control (as defined below), (i) an optionee’s employment with the Corporation is terminated without cause; or (ii) an optionee voluntarily terminates his or her employment following a change in the optionee’s position, conditions or location of employment, or responsibilities, then in any such event all of the optionee’s unvested options shall vest on the last day of active employment of the optionee and shall be exercisable within 30 days after the last day of active employment or prior to the expiration of the term of the option, whichever occurs earlier. However, if an optionee maintains employment in a position equivalent to the position he or she held before the change of control, the vesting of the options shall follow its normal course in accordance with the 2012 Plan. For the purpose of this paragraph, “change of control” means the occurrence of any of the following events: (i) the sale of all or substantially all of the assets of the Corporation on a consolidated basis, in one transaction or a series of related transactions, to a person that is at arm’s length from the Corporation, such that, for greater certainty, an internal reorganization shall not constitute a change of control; (ii) a merger, reorganization or other similar transaction pursuant to which the holders of the Corporation’s outstanding voting rights immediately prior to such transaction do not own a majority of the outstanding voting rights of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, or (iii) any person or a group of persons acting jointly or in concert becoming the beneficial owner, directly or indirectly, of shares carrying at least a majority of the outstanding voting rights of the Corporation;
(u)
approval by the shareholders of the Corporation is required for the following amendments to the 2012 Plan: (i) amendments to the number of shares issuable under the 2012 Plan, including an increase to a maximum percentage or number of shares; (ii) any amendment to the 2012 Plan that increases the length of the “blackout” extension period; (iii) any amendment which reduces the exercise price or purchase price of an option, whether or not such option is held by an “insider” of the Corporation; (iv) any amendment extending the term of an option beyond its original expiry date, whether or not such option is held by an “insider” of the Corporation, except as otherwise permitted by the 2012 Plan; and (v) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX); and
(v)
the Board of Directors of the Corporation may make the following types of amendments to the 2012 Plan without seeking approval from the shareholders of the Corporation: (i) amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 Plan or to correct or supplement any provision of the 2012 Plan that is inconsistent with any other provision of the 2012 Plan; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting administration of the 2012 Plan; (v) any amendment to the “vesting” provisions of the 2012 Plan or any option; (vi) any amendment to the early termination provisions of the 2012 Plan or any option, whether or not such option is held by an “insider” of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (vii) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of eligible participants of shares under the 2012 Plan, and the subsequent amendment of any such provisions; (viii) the addition or modification of a cashless exercise feature, payable in cash or shares of the Corporation; (ix) amendments necessary to suspend or terminate the 2012 Plan; and (x) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Stock Options Issued and Outstanding and “Annual Burn Rate”

The following table sets out information regarding the Corporation’s shares reserved as at December 31, 2024 for purposes of equity compensation:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	277,889	C$31.44	__
Equity compensation plans not approved by security holders	__	__	__
Total	277,889	C$31.44	__

The table below sets out the number of options granted, outstanding and available for grant under the 2012 Plan as at December 31, 2024:

Measure of Dilution	# of options	Total % of shares outstanding
	2012 Plan
Options outstanding the total number of options outstanding, including the annual grant	277,889	0.33
Options available for grant the number of options in reserve that are available for grant	―	―
Overhang the number of options outstanding plus the number of options in reserve that are available for grant in the future	277,889	0.33

3.4 Executive Stock Ownership Policy

On January 1, 2020, the Corporation amended and restated its Executive Stock Ownership guideline policy applicable to certain designated executive officers, including NEOs (the “Designated Executives”), which requires them to maintain share ownership levels that meet or exceed the following guidelines:

•
Chief Executive Officer: 5.0 X annual base salary
•
CFO and Executive Vice-Presidents: 2.0 X annual base salary
•
All Other Designated Executives: 0.5 X annual base salary

Designated Executives must retain and not dispose of, sell or transfer 100% of Gain Shares resulting from the exercise of stock options, 100% of after-tax shares resulting from the vesting of PSUs and 100% of after-tax shares resulting from the vesting of PSUs. “Gain Shares” means the net number of shares left subsequent to the sale of shares used for payment of the shares issued upon exercise or settlement and for any tax withholding obligations.

Designated Executives who were subject to the previous “Executive Stock Holding Policy” of the Corporation will continue to benefit from its original five year period to meet the required level of stock ownership applicable to their position under the current policy.

New Designated Executives have five years from the date of their first grant of PSU and RSU to meet the required level of stock ownership applicable to their position.

A Designated Executive who is subsequently promoted to a higher level of Designated Executive will have five years from the date of promotion to acquire any additional shares to comply with the required level of share ownership.

The following types of equity instruments are included in determining share ownership for purposes of this policy:

(a)
For at least 50% of the targeted ownership requirement:
•
directly owned by the NEO or owned jointly with an immediate family member residing in the same household;
•
shares indirectly owned by the NEO, through a holding company in which the Designated Executive directly or indirectly owns shares; and
•
shares held in trust for the benefit of the NEO or jointly with an immediate family member of the NEO.

(b)
For the remainder of the targeted ownership requirement 100% of unvested RSUs if necessary.

The following table sets out the minimum share ownership requirement of each NEO and related information:

Name	Minimum ownership requirement ($) (1)	Deadline for compliance	Common shares(2)	Other equity instruments(3)	Value of holdings as at December 31, 2024, per minimum share ownership policy ($)	Compliant as at December 31, 2024
			Value as at December 31, 2024 ($)	Value as at December 31, 2024 ($)
Alain Bédard	7,375,000(4)	January 1, 2016	650,861,455(9)	7,507,219(9)	658,368,674(9)	Yes
David Saperstein	1,100,000(5)	January 1, 2024	3,587,450(10)	1,129,711(10)	4,717,161(10)	Yes
Steven Brookshaw	839,539(6)	January 1, 2023	2,909,144(9)	864,965(9)	3,774,109(9)	Yes
Rick Hashie	766,535(7)	January 1, 2022	3,779,335(9)	690,825(9)	4,470,159(9)	Yes
Kuldip Atwal	730,034(8)	February 7, 2024	1,453,964(9)	672,925(9)	2,126,889(9)	Yes
(1)
Includes shares and 100% of unvested RSUs.
(2)
Includes shares.
(3)
Includes 100% of unvested RSUs.
(4)
Five times annual base salary as at December 31, 2024.
(5)
Two times annual base salary as at December 31, 2024.
(6)
Two times annual base salary as at December 31, 2024. The minimum ownership requirement figure shown for Steven Brookshaw is the USD equivalent of C$1,150,000 based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698 CAD).
(7)
Two times annual base salary as at December 31, 2024. The minimum ownership requirement figure shown for Rick Hashie is the USD equivalent of C$1,050,000 based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698 CAD).
(8)
Two times annual base salary as at December 31, 2024. The minimum ownership requirement figure shown for Kuldip Atwal is the USD equivalent of C$1,000,000 based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698 CAD).
(9)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2024 (C$ 194.24). The total market value was converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384 CAD).
(10)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2024 (C$ 194.24) and on the closing price of the Corporation’s common shares on the NYSE on December 31, 2024 ($ 135.09). The total market value was converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384)

3.5 Rules of Conduct of Insiders Respecting Trading of Securities of the Corporation

The Rules of Conduct of Insiders Respecting Trading of Securities of the Corporation apply to the members of the Board of Directors, to senior executives of the Corporation and its major subsidiaries and to participants under the Corporation’s LTIP. The Rules of Conduct provide for “blackout” and “restrictive” periods during which trading in the securities of the Corporation is not permitted. For Board of Directors and senior executive of the Corporation prior written approval before trading in securities of the Corporation be obtained from the Secretary of the Corporation.

The Anti-Hedging Policy of the Corporation was adopted to prohibit directors and other senior executives of the Corporation and its divisions from using derivatives or other financial instruments to retain legal ownership of their shares in the Corporation while reducing their exposure to changes in the Corporation’s share price.

See “Corporate Governance - Ethical Business Conduct” below.

3.6 Performance Graph

The following graph compares the total return of a $100 investment in the common shares of the Corporation made on January 2, 2020 with the cumulative return of the S&P TSX Capped Equity Index for the five-year period ended December 31, 2024.

3.7 President and CEO Compensation Look-back table and Five-Year TSR Comparison

The Corporation’s compensation policies are designed to align compensation with the creation of shareholder value. As a result, a significant portion of the President and CEO’s compensation is at risk and LTIs are structured to deliver compensation value if value is created for shareholders. The table below demonstrates the current value (both realized and realizable) as at December 31, 2024. The compensation outcomes are set against the performance of the yearly cumulative TSR on a $100 investment in the Corporation’s common shares on January 1, 2019 to December 31, 2024. It assumes reinvestment of all dividends during the covered period.

Year	Total Direct Compensation Awarded ($)(1)	Actual Value as at December 31, 2024 ($)(3)	Period	Value of $100
				To President and CEO	To Shareholders
2020	8,779,410	21,603,835	January 1, 2020 to December 31, 2024	246	469
2021	11,652,772	17,069,881	January 1, 2021 to December 31, 2024	146	222
2022	9,614,080	11,237,159	January 1, 2022 to December 31, 2024	117	160
2023	11,275,189	12,215,901	January 1, 2023 to December 31, 2024	108	130
2024 (2)	8,135,913	8,274,854	January 1, 2024 to December 31, 2024	102	109
(1)
Total Direct Compensation (salary earned, actual short-term incentive award, special bonus, and the grant date fair market value of LTI awards) reported in the summary compensation table (4.0) and in prior management proxy circulars.
(2)
Exceptionally in 2024 the payout of the short-term incentive award was 60% of the short-term incentive target (250%) to follow the corporate payout attainment.
(3)
Includes salary earned, actual short-term incentive award, special bonus, vested value of RSU and PSU awards granted during that fiscal year, the value of unvested RSU and PSU awards granted during that fiscal year as at December 31, 2024, assuming 100% vesting.

3.8 Trend and NEO Compensation Relative to Total Shareholder Return

The trend in the compensation of the NEOs has to some extent followed, although is less pronounced than, the trend of increasing TSR over the last five years as per the table below:

Fiscal year ended December 31	2020	2021	2022	2023	2024
Variation in total compensation for all NEOs(1) (percentage)	23%	25%	-13%	9%	-20%
TSR (percentage)	57%	119%	-3%	37%	0%
(1)
Variation in total compensation is calculated based on the NEOs’ aggregate compensation as disclosed in the Corporation’s management proxy circulars.

3.9 Cost of Management Ratio

The following table sets out the total cost of compensation to the NEOs expressed as a percentage of EBIT and as a percentage of the Corporation’s equity market capitalization for the fiscal years ended December 31, 2024, 2023, and 2022:

Fiscal year ended December 31	Total cost of compensation to NEOs(1) ($)	Total cost of compensation to NEOs/ EBIT(2) (%)	Total cost of compensation to NEOs/ Total equity market capitalization (%)
2024	13,756,926	1.9	0.1
2023	17,109,681	2.3	0.1
2022	15,690,166	1.4	0.2

(1)
The annual salaries of Steven Brookshaw, Rick Hashie and Kuldip Atwal, and other portions of their annual compensation were paid in CAD. The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698 CAD), 2023 (1.00 USD = 1.3497 CAD) and 2022 (1.00 USD = 1.3013 CAD) respectively. See “Summary Compensation Table” and notes (1), (3), (4), and (5) thereto below, relating to the compensation of Mr. Brookshaw,Mr. Hashie and Mr. Atwal.
(2)
EBIT from continuing operations of the Corporation.

4.0 Summary Compensation Table

The numbers shown in the Summary Compensation Table have been converted to U.S. dollars at exchange rates disclosed in the footnotes to the table.

The following table sets out all annual and long-term compensation earned by the NEOs for services rendered in all capacities to the Corporation and its subsidiaries during the fiscal years ended December 31, 2024, 2023 and 2022:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans (2) ($)	Long-term incentive plans ($)
Alain Bédard President and CEO	2024 2023 2022	1,475,000 1,475,000 1,475,000	4,336,642 4,400,261 3,575,002	2,324,272(7) 3,169,004 4,564,078	--- __ __	492,043(8) 413,203(9) 650,734(9)	230,351(3) 2,515,213(4)(6) 282,412(5)	8,858,308 11,972,681 10,547,226
David Saperstein CFO	2024 2023 2022	550,000 550,000 525,000	687,420 687,516 525,000	247,500(7) 330,000 472,500	--- __ __	--- __ __	71,265(3) 74,565(4) 74,756 (5)	1,556,185 1,620,409 1,576,412
Steven Brookshaw Sr. Executive Vice-President	2024 2023 2022	419,769(1) 426,021(1) 372,704(1)	524,766 532,608 372,704	251,862 191,709 335,434	--- __ __	--- __ __	45,007(3) 75,024(4) 48,468(5)	1,241,404 1,225,362 1,129,310
Rick Hashie Executive Vice-President	2024 2023 2022	383,268(1) 388,975(1) 353,493(1)	383,351 388,899 353,493	229,961 291,731 318,143	--- __ __	--- __ __	40,708(3) 127,0904) 109,045(5)	1,037,288 1,196,695 1,134,174
Kuldip Atwal Sr. Executive Vice-President	2024 2023 2022	365,017(1) 370,453(1) 357,335(1)	364,883 370,510 357,335	293,473 277,840 321,601	--- --- ---	--- --- ---	40,369(3) 75,731(4) 45,900(5)	1,063,742 1,094,533 1,082,171
(1)
Mr. Brookshaw’s 2024, 2023 and 2022 salaries were C$575,000, C$575,000 and C$485,000, respectively. Mr. Hashie’s 2024, 2023 and 2022 salaries were $C525,000, C$525,000 and C$460,000, respectively. Mr. Atwal’s 2024, 2023 and 2022 salaries were C$500,000, C$500,000 and C$465,000 respectively. The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698), 2023 (1.00 USD = 1.3497 CAD) and 2022 (1.00 USD = 1.3013 CAD) respectively.
(2)
Mr. Bédard’s 2024, 2023 and 2022 non-equity annual incentive plan compensation was C$3,183,788, C$4,277,205 and C$5,939,235, respectively. Mr. Brookshaw’s 2024, 2023 and 2022 non-equity annual incentive plan compensation was C$345,000, C$258,750 and C$436,500, respectively. Mr. Hashie’s 2024, 2023 and 2022 non-equity annual incentive plan compensation was C$315,000, C$393,750 and C$414,000, respectively. Mr. Atwal’s 2024, 2023 and 2022 non-equity annual incentive plan compensation was C$402,000, C$375,000 and C$418,500, respectively. The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698), 2023 (1.00 USD = 1.3497 CAD) and 2022 (1.00 USD = 1.3013 CAD), respectively.
(3)
In 2024, Mr. Bédard received C$24,000 for annual car allowance as well as $40,740 for sport club membership. Mr. Saperstein received $12,000 for annual car allowance and a contribution of $11,500 to a 401K Plan. In addition, he received a supplemental health benefit of $23,628. Mr. Brookshaw received an annual car allowance of C$13,200 and a contribution of C$16,245 to a DPSP. Mr. Hashie received an annual car allowance of C$12,000 and a contribution of C$16,245 to a DPSP. Mr. Atwal received an annual car allowance of C$12,000 and a contribution of C$16,245 to a DPSP. For purposes of the table above; the payments made in CAD have been converted to USD based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698 CAD).
(4)
In 2023, Mr. Bédard received C$24,000 for annual car allowance, as well as $52,056 for sport club membership. Mr. Saperstein received $12,000 for annual car allowance and a contribution of $11,250 to a 401K Plan. In addition, he received a supplemental health benefit of $21,672, not previously disclosed due to an inadvertent error. Mr. Brookshaw received an annual car allowance of C$13,200, a contribution of C$15,780 to a deferred profit-sharing plan (“DPSP”) and, as a result of a transition in the Canadian Vacation Policy, an unused vacation payouts of C$35,313. Mr. Hashie was awarded the second part of a special bonus in the amount of C$54,316 following the successful integration of UPS Ground Freight (TForce Freight), received an annual car allowance of $12,000, a contribution of C$15,780 to a DPSP and as a result of a transition in the Canadian Vacation Policy, an unused vacation payouts of C$55,668. Mr. Atwal received an annual car allowance of C$12,000, a contribution of C$15,780 to a DPSP and, as a result of a transition in the Canadian Vacation Policy, an unused vacation payouts of C$41,478. For the purpose of the table above; the payments made in CAD have been converted to USD based on the average exchange rate of the Bank of Canada for 2023 (1.00 USD = 1.3497 CAD).
(5)
In 2022, Mr. Bédard received C$24,000 for annual car allowance as well as $33,266 for sport club membership. Mr. Saperstein received $12,000 for annual car allowance and a contribution of $10,577 to a 401K Plan. In addition, he received a supplemental health benefit of $20,844, not previously disclosed due to an inadvertent error. Mr. Brookshaw received an annual car allowance of C$13,200 and a contribution of C$15,390 to a DPSP. Mr. Hashie was awarded a special bonus in the amount of C$80,712 following the successful integration of UPS Ground Freight (TForce Freight) and received an annual car allowance of C$12,000 and a contribution of C$15,390 to a DPSP. Mr. Atwal received an annual car allowance of C$12,000 and a contribution of C$15,390 to a DPSP. For purposes of the table above; the payments made in CAD have been converted to USD based on the average exchange rate of the Bank of Canada for 2022 (1.00 USD = 1.3013 CAD).
(6)
Following the vesting of all DSUs under the DSU Plan terminated on April 27, 2021, Mr. Bédard received a payment in cash of C$3,011,078 on December 18, 2023.

(7)
Exceptionally in 2024, the payout of the short-term incentive award was 60% of the short-term incentive target (250% for Mr. Bédard and 75% for Mr. Saperstein) to follow the corporate payout attainment.
(8)
Current Service Cost only. Excludes Gain/Loss on Pensionable Earnings.
(9)
Current Service Cost plus Gain/Loss on Pensionable Earnings.

5.0 Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information with respect to all unexercised option-based and share-based awards granted to NEOs outstanding as at December 31, 2024:

Name	Option-based awards						Share-based awards
	Date of grant	Number of securities underlying		Option exercise price (in C$)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
		Total granted options(1) (#)	Unexercised options (#)
Alain Bédard	February 27, 2019	315,995	170,000	40.36	February 27, 2026	18,186,242	__	__	__
	February 7, 2022	__	__	__	__	__	38,493	5,198,081(3)	__
	February 6, 2023	__	__	__	__	__	39,551	5,340,973(3)	__
	February 8, 2024	__	__	__	__	__	33,143	4,475,582(3)	__
David Saperstein	February 27, 2019	15,717	4,717	40.36	February 27, 2026	504,615	__	__	__
	July 27, 2020	12,000	12,000	54.06	July 27, 2027	1,169,427	__	__	__
	February 7, 2022	__	__	__	__	__	5,519	745,572(4)	__
	February 6, 2023	__	__	___	__	__	6,073	820,355(4)	__
	February 8, 2024	__	__	__	__	__	5,134	693,495(4)
Steven Brookshaw	February 7, 2022	__	__	__	__	__	4,013	541,880(3)	__
	February 6, 2023	__	__	__	__	__	4,787	646,472(3)	__
	February 8, 2024	__	__	__	__	__	4,011	541,579(3)
Rick Hashie	February 27, 2019	23,368	23,000	40.36	February 27, 2026	2,460,492	__	__	__
	July 27, 2020	12,000	12,000	54.06	July 27, 2027	1,169,427	__	__	__
	February 7, 2022	__	__	__	__	__	3,806	513,976(3)	__
	February 6, 2023	__	__	__	__	---	3,496	472,040(3)	__
	February 8, 2024	__	__	__	__	__	2,930	395,633(3)
Kuldip Atwal	February 7, 2022	__	__	__	__	__	3,847	519,557(3)	__
	February 6, 2023	__	__	__	__	__	3,330	449,720(3)	__
	February 8, 2024	__	__	__	__	__	2,789	376,573(3)
(1)
The “vesting schedule” for these options provides that one-third of the options will vest on each of the first three anniversaries following the date of grant.
(2)
This amount is calculated based on the difference between the closing price of the Corporation’s shares on the TSX on December 31, 2024 (C$194.24) and the option exercise price and has been converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384 CAD).
(3)
The value of RSUs and PSUs is based on the closing price of the Corporation’s shares on the TSX on December 31, 2024 (C$194.24), multiplied by the number of RSUs or PSUs awarded and has been converted to USD based on the closing exchange rate from Bloomberg on December 31, 2023 (1.00 USD = 1.4384 CAD).
(4)
The value of RSUs and PSUs is based on the closing price of the Corporation’s shares on the NYSE on December 31, 2024 ($135.09), multiplied by the number of RSUs or PSUs awarded.

Incentive plan awards – value vested or earned during the year

The following table sets out the value of options vested, or bonuses earned by NEOs during the fiscal year ended December 31, 2024:

Name	Option based awards – Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)
Alain Bédard	-	9,255,482(1)	2,324,272
David Saperstein		1,430,407(2)	247,500
Steven Brookshaw		1)	251,862(4)
Rick Hashie		935,069(1)	229,961(4)
Kuldip Atwal		883,221(1)	293,473(4)
(1)
The value of Share-based awards is based the closing price of the Corporation’s shares on the TSX on December 31, 2024 (C$194.24) and has been converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 1.00 USD = 1.4384 CAD).

(2)
The value of Share-based awards is based on the closing price of the Corporation’s shares on the NYSE on December 31, 2024 ($135.09).
(3)
These amounts represent amounts earned under the STIP.
(4)
The values earned during the year as non-equity incentive plan compensation were C$345,000 for Steven Brookshaw, C$315,000 for Rick Hashie and C$402,000 for Kuldip Atwal; and have been converted to USD based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698 CAD).

The following table sets out the realized value upon exercise of vested options by NEOs during the fiscal year ended December 31, 2024:

Name	Date of Exercise	Quantity Exercised	Grant Price (in C$)	Sale Price (in C$)	Stock Option Benefit – Realized Value ($)(1)
Alain Bédard	February 27, 2024 March 25, 2024 May 2, 2024 June 12, 2024 June 12, 2024 September 20, 2024 November 8, 2024 November 28, 2024 December 16, 2024	20,000 30,000 120,000 15,995 50,000 25,000 25,000 15,000 15,000	29.92 29.92 29.92 40.36 40.36 40.36 40.36 40.36 40.36	201.67 217.23 180.14 193.46 193.76 197.85 203.32 210.20 217.36	2,388,096 3,906,533 12,532,091 1,702,431 5,332,209 2,737,195 2,832,313 1,771,085 1,845,727
David Saperstein	February 29, 2024 March 20, 2024 August 15, 2024 November 6, 2024 November 21, 2024 December 9, 2024	2,000 2,000 2,000 2,000 2,000 1,000	40.36 40.36 40.36 40.36 40.36 40.36	200.76 210.00 205.00 202.00 205.00 218.00	223,014 235,869 228,917 224,746 228,917 123,496
Steven Brookshaw	March 12, 2024 June 24, 2024	4,868 15,000	40.36 40.36	203.00 187.89	550,415 1,538,430
Rick Hashie	March 6, 2024 March 6, 2024 September 18, 2024	2,000 6,632 368	29.92 29.92 40.36	204.00 204.19 202.00	242,044 803,514 41,353
(1)
This amount is calculated based on the difference between the Sale Price and the Exercise of the Corporation’s shares, and has been converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384 CAD).

The following table sets out the realized value upon the vesting of RSUs and PSUs in 2024:

Name	RSUs Vested (#)	Vesting Date	Fair Market Value of Shares at Date of Vesting ($)	Value Vested during the Year ($)	PSUs Vested (#)	Vesting Date	Fair Market Value of Shares at Date of Vesting ($)	Value Vested during the Year ($)	Total Vested during the Year ($)
Alain Bédard	25,493	February 8, 2024	180.70(2)	3,202,605(1)	48,181	February 8, 2024	180.70(2)	6,052,877(1)	9,255,482(1)
David Saperstein	3,666	February 8, 2024	135.00	494,949	6,929	February 8, 2024	135.00	935,458	1,430,407
Steven Brookshaw	2,719	February 8, 2024	180.70(2)	341,641(1)	5,139	February 8, 2024	180.70(2)	645,663(1)	987,304(1)
Rick Hashie	2,576	February 8, 2024	180.70(2)	323,564(1)	4,868	February 8, 2024	180.70(2)	611,506(1)	935,069(1)
Kuldip Atwal	2,433	February 8, 2024	180.70(2)	305,617(1)	4,598	February 8, 2024	180.70(2)	577,604(1)	883,221(1)
(1)
Amounts shown in USD and converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384 CAD).
(2)
Amounts shown in CAD.

6.0 Pension Plan Benefits

6.1 Defined Benefit Plan

Chief Executive Officer of the Corporation

Alain Bédard participated in a registered non-contributory defined benefit pension plan. This plan was terminated on February 1, 2023, and the commuted value of his accrued benefits was paid to Mr. Bédard in July 2023. In addition, Mr. Bédard has entered into a supplementary executive retirement agreement (“SERP”) whereby he receives one year of pensionable service under his SERP for every year he serves as an officer of the Corporation, one of its subsidiaries or an associated company as of January 1, 2004. In addition, service for the period between January 1, 1997 and January 1, 2004 has been recognized as credited past service under the SERP.

Retirement eligibility is a function of Mr. Bédard’s age and service. The Board of Directors may credit additional years of service towards retirement eligibility, pension benefit calculation or both, through a special arrangement. Mr. Bédard is eligible to receive SERP benefits as of age 55.

Pension benefits are calculated based on pensionable service and pensionable earnings. Pensionable earnings include salary. The annual average of Mr. Bédard’s best consecutive 36 months of pensionable earnings is used to calculate his pension.

Mr. Bédard will receive 3% of his average pensionable earnings for each year of pensionable service as his total pension benefit under the pension plan and SERP. The pension is payable for life. A surviving spouse will receive 60% of the pension that is payable to Mr. Bédard.

The following table shows a reconciliation of the accrued obligation in respect of pension arrangements applicable to Mr. Bédard, from December 31, 2023 to December 31, 2024, as well as his number of years of pensionable service and estimated annual pension benefits payable as of December 31, 2024:

Name and principal position	Number of years of pensionable service	Annual pension benefits payable ($)(2)		Accrued obligation at start of year	Compensatory change	Non compensatory change	Accrued obligation at year end
	(#)	At year end	At age 65(1)	($)(2)	($)(2)	($)(2)	($)(2)
Alain Bédard President and Chief Executive Officer	28	1,166,083	N/A	13,541,247	413,272	1,758,651	15,713,170
(1)
Mr. Bédard reached the age of 65 in 2018.
(2)
The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698 CAD).

Additional information with respect to the valuation method and assumptions used to calculate the accrued obligation at year end is presented in the notes to consolidated financial statements.

6.2 Qualified Retirement Plan Benefits

Mr. Saperstein is eligible to participate in the TForce Holdings USA, Inc. 401(k) Plan. He may contribute between 1% and 75% of his eligible pay on a pre-tax plus Roth deferral basis, up to the annual IRS dollar limit.

Corporation Contributions

The Corporation may make a discretionary pre-tax matching contribution to the TForce Holdings 401(k) Plan. The amount would be equal to a percentage determined annually by a Board of Directors’ resolution. In 2022, the Corporation matched the NEOs’ contributions up to a level of 50% of the first 6% contributed by the participant. The Corporation may make a discretionary profit sharing contribution only to those participants who are eligible under the terms of the Plan. The 2022 TForce Freight 401(k) Plan provides a non-elective contribution.

The following table sets out the value accumulated under the Defined Contribution Plan applicable to Mr. Saperstein from December 31, 2023 to December 31, 2024:

Name	Compensatory ($)	Accumulated value at year end ($)
David Saperstein	11,500	236,938

6.3 Supplemental Retirement Benefits

The Corporation maintains a Nonqualified Deferred Compensation (“NQDC”) Plan which permits U.S. participants to elect to defer a portion of their compensation in excess of amounts that may be deferred under the Corporation’s tax-qualified 401(k) Plan. The NQDC Plan does not pay or provide for preferential or above-market earnings. Participants may direct the investment of deferred cash compensation credited to their accounts among a range of investment options similar to those available under the Corporation’s 401(k) Plan. Mr. Saperstein has elected to participate in the NQDC Plan in 2024.

Corporation Contributions

Since 2021, the Corporation may provide a discretionary match restitution to U.S. Participants’ accounts less the actual 401(k) Plan matching contributions credited when accounting for any limitations or deferrals under the 401(k) Plan that causes a reduction in the Participant’s 401(k) Plan eligible compensation. Mr. Saperstein received a restoration matching contribution of $4,918 in 2024.

6.4 Deferred Profit Sharing Plan

In 2024, Steven Brookshaw. Rick Hashie and Kuldip Atwal each participated in an RRSP to which the Corporation contributes via a DPSP. Under the DPSP, the Corporation will match the NEO’s contributions up to a level of 5% of the NEO’s base salary. NEOs can also make supplementary individual contributions. The Corporation ensures that all contributions in a year are limited to the DPSP limit under the Income Tax Act (Canada) for that year. In 2024, Mr. Brookshaw, Mr. Hashie and Mr. Atwal each received an annual contribution of $11,859 to his DPSP.

7.0 Termination of Employment and Change of Control

As at December 31, 2024, except for the President and CEO, there is no contract, arrangement or any other understanding with respect to employment, termination of employment, a change of control or a change in responsibilities following a change of control, between the Corporation and any of the NEOs.

Alain Bédard, President and CEO

On March 2, 2015, the HRCC adopted an agreement between the Corporation and Alain Bédard, President and CEO of the Corporation, with respect to a change of control of the Corporation. Under the terms of this agreement, a change of control is defined as a (i) merger, reorganization, arrangement, as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying at least 35% of the votes attached to all voting securities of the Corporation then outstanding; (ii) any event as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying at least 20% of the votes attached to all voting securities of the Corporation then outstanding and a change in the composition of the Board of Directors such that, at any time within two years following the occurrence of any event described in clause (ii), individuals who are members of the Board of Directors immediately prior to such event cease to constitute a majority of the Board of Directors; or (iii) the sale in one transaction or a series of related transactions, to a person who is not affiliated with the Corporation within the meaning of the CBCA, of assets, at a price, including the assumption by that person of any debt of the Corporation, which is greater than or equal to 50% of the market capitalization of the Corporation. For greater certainty, an internal reorganization does not constitute a change of control. The agreement is a “double trigger” agreement, which requires both a change of control and the involuntary termination of employment of the CEO as of or within two years of the date of any such change of control.

Within ten days of an involuntary termination of Mr. Bédard following a change of control, Mr. Bédard is entitled to: (i) an amount equal to two times his annual base salary immediately prior to the date of the change of control or the involuntary termination, whichever is greater, (ii) an amount equal to two times the annual bonus, which will be determined based on the greater of (a) the average three highest annual amounts of annual bonus compensation paid to Mr. Bédard during the last five calendar years prior to the calendar year in which the involuntary termination occurs, and (b) the amount of the base target bonus compensation most recently communicated in writing to Mr. Bédard as being payable, (iii) an amount equal to two times the annual cash value paid or reimbursed to Mr. Bédard as benefits, including but not limited to health benefits, sport club memberships, professional association fees, car allowance, annual executive medical examinations and any other particular benefit provided to Mr. Bédard, but excluding pension and supplementary pension benefits, as provided to Mr. Bédard immediately prior to the date of the change of control, and (iv) an amount equal to two times Mr. Bédard’s annual pension value immediately prior to the date of the change of control or the involuntary termination, whichever is greater. Furthermore, if (a) there is a change of control which does not trigger the change of control provision of the Corporation’s stock option plans, and (b) Mr. Bédard holds any options pursuant to the Corporation’s stock option plans that have not otherwise vested, the Corporation will waive the vesting requirements of any such options so as to permit the immediate vesting of all such options within a period of time to be determined by the Board of Directors, but which shall not be more than three months. If (a) there is a change of control which does not trigger the change of control provision of the Corporation’s RSU Plan, PSU Plan, and (b) to the extent Mr. Bédard holds any RSUs and PSUs granted under any of the Corporation’s LTI plans that have not otherwise vested, the Board and Mr. Bédard undertake to waive the vesting requirements of such PSUs and RSUs so as to permit their immediate vesting as of the date of Mr. Bédard’s involuntary termination.

Mr. Bédard has agreed not to, either during his employment or for a period of 18 months following the termination of his employment, for any reason, directly or indirectly, induce or attempt to induce any of the employees of the Corporation or any of its subsidiaries to leave their employment. In addition, Mr. Bédard has agreed not to, either during his employment or for a period of 18 months following the termination of his employment, for any reason, directly or indirectly, without the consent of the Corporation, which consent shall not be unreasonably withheld, contact or solicit any clients of the Corporation or any of its subsidiaries for the purpose of selling to those customers any products or services which are the same as or substantially similar to, or in any way competitive with, the products or services sold by the Corporation or any of its subsidiaries at the time of the Mr. Bédard’s termination. Furthermore, Mr. Bédard has agreed not to, either during his employment or any time thereafter, directly or indirectly, use or disclose to any person any confidential information, unless however, the confidential information is available to the public or in the public domain at the time of disclosure or the disclosure of the confidential information is required by any law, regulation, governmental body or authority or by court order.

The following table sets out the estimated incremental payments that Mr. Bédard would have received upon termination of employment following a change of control on December 31, 2024:

Name	Event	Salary ($)	Annual incentive plan ($)(1)	Benefits and pension value ($)(1)	LTI Plans		Total ($)(1)
					Stock Options ($)(1)	RSU and PSU ($)(1)
Alain Bédard	Change of control	2,950,000	6,704,903	1,138,933	18,186,242	15,014,636	43,994,714
(1)
The amounts in the table above are shown in USD based on the average exchange rate of the Bank of Canada for 2024 (1.00 USD = 1.3698 CAD).

COMPENSATION OF DIRECTORS

The Corporation believes that providing competitive compensation to non-executive members of its Board of Directors (the “Outside Directors”) is a critical requirement to attract, retain and reward them. Effective January 1, 2024, the Board of Directors adopted a new Outside Director Compensation Policy (the “Director Compensation Policy”) intended to formalize the Corporation’s policy regarding all-cash compensation.

The Corporation’s Deffered Share Unit Plan for Directors (the “DSU Plan”) was terminated on April 27, 2021 and replaced by the RSU Plan for Outside Directors as part of the Compensation for Directors.

The Corporation’s RSU Plan was terminated on December 18, 2023 and replaced by the Director Compensation Policy.

All equity awards pursuant to the DSU Ploan and RSU Plan for Outside Directors were redeemed and repaid in cash to the directors in December 2023.

Final vesting under the RSU Plan occurred on April 26, 2024.

The following table sets out the cash compensation received by the members of the Board of Directors during the fiscal year ended December 31, 2024:

Type of Fee	Amount ($)(1)
Annual Base Cash Retainer(2)
• Outside Directors	200,000
Additional Cash Retainer(2)
• Additional fee for Lead Outside Director	50,000
• Additional fee for Audit Committee Chair	30,000
• Additional fee for HRCC Chair	20,000
• Additional fee for CGNC Chair	10,000

(1) Since April 2021, the amounts payable to directors are paid in USD or the equivalent in CAD for Outside Directors residing in Canada based on the exchange of the Bank of Canada onthe day prior to the payment.

(2) Cash payments are subject to yearly limitations of $200,000 for each Outside Director and $250,000 for the Lead Outside Director and/or Committee Chair.

Since 2015, Alain Bédard has not been compensated and does not receive any annual retainer (cash or equity) for his role as director, nor any additional fees for serving as Chairman of the Board of Directors.

Restricted Share Unit Equity Plan for Outside Directors

The RSU Plan was adopted to align the interests of directors with those of the Corporation’s shareholders and help directors comply with the minimum shareholding Policy applicable to them, as described below under “Ownership Requirements for Directors”. Under the RSU Plan, each Outside Director was automatically granted RSU Award (an “Annual Award”) with a value equal to the Annual Base Cash Retainer as defined under the compensation policy for Outside Directors, provided that the number of shares covered by each Annual Award will be rounded down to the nearest whole share.

The notional value of each RSU at the time of its Award was equal to the VWAP of the Shares for the five (5) trading days that precede the Award Date. “VWAP” is defined as the volume weighted average trading price of the common shares of the Corporation (the “Share”), calculated by dividing the aggregate dollar value of Shares traded on the TSX or NYSE as applicable for the relevant period by the aggregate volume of Shares traded on the TSX or NYSE as applicable for such period.

The Annual Awards were calculated as follows:

Annual Base Cash Retainer amount as per the RSU Policy

Share Price

For purposes of determining the size of the Awards, the Outside Director’s Annual Base Cash retainer was converted to the home currency of the Outside Director’s residence if applicable and the Share Price was based on the applicable local market of the Outside Director’s residence (TSX or NYSE).

To further meet the plan objectives and provide additional incentive to the Outside Directors, in the event that the Corporation declares and pays a cash dividend on the Shares to its shareholders during the term of a RSU, Outside Directors were entitled to receive Dividend Equivalents in the form of additional RSUs.

On the day of the payment of a cash dividend by the Corporation, the Corporation has credited to Outside Directors, in respect of each RSU held by such Outside Director as of the record date of payment of such dividend, additional RSUs with identical terms and conditions, the number of which would be calculated as follows:

Per Share amount of the cash dividend X number of RSUs held by the Outside Director as of the record date

VWAP of the Shares for the five (5) trading days preceding the date on which the dividend is paid by the Corporation

Such additional RSUs were subject to the same vesting rules that apply to the underlying RSUs with respect of which the additional RSUs were credited.

Vested RSUs were to be redeemed automatically by the Corporation in the following events:

(i)
an Outside Director resigns, or retires from his or her Board of Directors or if his or her services otherwise terminates, service for purposes of the Plan to be deemed to terminate on the date of separation of the Outside Director from the Corporation;

(ii)
an Outside Director dies, the service of the Outside Director for purposes of the Plan to be deemed to terminate on the date of death of the Outside Director; or

(iii)
an Outside Director suffers permanent or prolonged disability, the service of the Outside Director for purposes of the Plan to be deemed to terminate on the date on which the disability of the Outside Director becomes a total disability according to the rules provided under the applicable group insurance coverage of the Corporation;

Each of the three preceding events is referred to herein as a “Deemed Date of Termination”. In the event of any of the foregoing, all RSUs held by such Outside Director are considered vested on the applicable Deemed Date of Termination and are redeemed on that date in accordance with the below. The redemption price of each RSU corresponds to the VWAP for the five (5) trading days preceding the applicable Deemed Date of Termination and payment to the Outside Director calculated in the same currency of the Award.

The Outside Director were entitled to receive a cash value corresponding to a number of RSUs calculated proportionally to the number of days worked during the period that begins on the Award Date and which ends of the applicable Deemed Date of Termination (the “Prorated RSUs”), as follows:

Number of RSUs held by the Outside Director X Number of days elapsed from the Award Date until the Deemed Date of Termination

Number of days representing the Term

The value of the Prorated RSUs would be reduced by any applicable statutory deductions and paid via payroll in cash.

The RSU Plan for Outside Directors was terminated on January 1, 2024.

Effective January 1, 2024, the Corporation adopted its Director Compensation Policy for Outside Directors and no equity based awards were granted to directors starting in 2024. Dividend equivalents were awarded on January 15, 2024 and April 15, 2025 on the 2023 grant and 100% of the 2023 grant (including all accrued dividend equivalents) vested on April 21, 2024 and were redeemed in shares of the Corporation.

The table below sets out in detail the total compensation earned by the directors during the fiscal year ended December 31, 2024.

Name	Cash(1)			Equity(2)
	Annual Base Cash Retainer earned ($)	Additional Annual Cash Retainer Earned ($)(3)	Total Cash Compensation earned ($)	Number of RSUs granted (#)	Dividend equivalent earned (#)	Total RSUs Earned (#)
Leslie Abi-Karam	200,000	__	200,000	0	4.69	4.69
Alain Bédard(4)	__	__	__		__	__
André Bérard	200,000	50,000(3)	250,000	0	4.70	4.70
William T. England	200,000	30,000(3)	230,000	0	4.69	4.69
Diane Giard	200,000	__	200,000	0	4.70	4.70
Debra Kelly-Ennis	200,000	625(3)(5)	200,625	0	4.69	4.69
Neil D. Manning	161,597(6)	8,098(3)(6)	169,695	0	4.70	4.70
Sébastien Martel	200,000	__	200,000	0	0	0
John M. Pratt	200,000	__	200,000	0	4.69	4.69
Joey Saputo	200,000	20,000(3)	220,000	0	4.70	4.70
Rosemary Turner	200,000	__	200,000	0	4.69	4.69
Total	1,961,597	108,723	2,070,320	0	42.25	42.25
(1)
Annual Cash Retainer is paid on a quarterly basis. For purposes of the table above, the cash payments were made in CAD to Outside Directors residing in Canada based on the following exchange rates: First Quarter: (1.00 USD = 1.3550 CAD ), Second Quarter (1.00 USD = 1.3687 CAD), Third Quarter (1.00 USD = 1.3499 CAD) and Fourth Quarter (1.00 USD = 1.4389 CAD)
(2)
Following the adoption of the Director Compensation Policy for Outside Directors, effective January 1, 2024 no equity based awards were granted to directors in 2024. Dividend equivalents were awarded on January 15, 2024 and April 15, 2025 on the 2023 grant and the 100% of the 2023 grant (including all accrued dividend equivalents) vested on April 21, 2024 and were redeemed in shares of the Corporation.
(3)
For Lead Director role ($50,000) or serving as Chair of a Committee (Audit chair: $30,000; HRCC chair: $20,000 and CGNC chair: $10,000).
(4)
Since 2015, Mr. Alain Bédard, President and CEO of the Corporation, has not received any compensation, including any annual retainer in cash or equity, for serving as a director or as Chairman of the Board of Directors.
(5)
Mrs. Debra Kelly-Ennis was appointed Chair of the CGNC on October 22, 2024.
(6)
Mr. Neil Manning retired effective October 22, 2024.

Ownership Requirements for Directors

The Corporation’s directors’ minimum share ownership policy (the “Policy”), requires directors to hold a minimum value in common shares of the Corporation. Through this policy, the directors are motivated to help the Corporation reach its annual-return objectives and improve long-term value for shareholders.

Under this policy, as amended, each director is required to hold shares with a minimum value equal to five times the amount of the director’s annual base cash retainer fees and is required to comply within four years from the date of becoming a member of the Board of Directors. With each increase in the amount of the annual base cash retainer fees, directors are required to attain the applicable increased minimum share ownership value level within two years from the date of such increase.

All shares owned by a director count towards achieving compliance with these guidelines.

In addition, under this policy, directors must keep at least 50% of their shares for a period of six months following the termination of service as a director. Mr. Bédard, CEO, is subject to this policy as a director and must also keep at least 50% of his shares for a period of six months following the termination of service as a director

The following table sets out the current share ownership value requirement and share ownership value as at December 31, 2024 for directors:

Name	Share ownership requirement(1) ($)	Deadline for compliance(5)	Value as of December 31, 2024(2) ($)	Compliance as of December 31, 2024
Leslie Abi-Karam	1,000,000	December 31, 2026	413,916(2)	In progress(5)
Alain Bédard	1,000,000	December 31, 2026	658,368,674(3)(4)	Yes
André Bérard	1,000,000	December 31, 2026	7,399,188(3)	Yes
William T. England	1,000,000	December 31, 2026	1,117,464(2)	Yes
Diane Giard	1,000,000	December 31, 2026	1,025,351(3)	Yes
Debra Kelly-Ennis	1,000,000	December 31, 2026	597,368(2)	In progress(5)
Sébastien Martel	1,000,000	December 31, 2026	757,568(3)	In progress(5)

John M. Pratt	1,000,000	December 31, 2026	477,003(2)	In progress(5)(6)
Joey Saputo	1,000,000	December 31, 2026	22,867,358(3)	Yes
Rosemary Turner	1,000,000	December 31, 2026	451,741(2)	In progress(5)
(1)
Value equal to five times the amount of the director’s Annual Base Cash Retainer fees. In 2024, the minimum shareholding requirement therefore increased from $500,000 to $1M as a result of the new all-cash director compensation structure, eliminating the DSU and RSUs granting.
(2)
Value calculated based on the closing price of the Corporation’s common shares on the NYSE on December 31, 2024 ($135.09).
(3)
Value calculated based on the closing price of the Corporation’s common shares on the TSX on December 31, 2024 (C$194.24); converted to USD based on the closing exchange rate from Bloomberg on December 31, 2024 (1.00 USD = 1.4384 CAD).
(4)
Value of the PSU and stock options held by Mr. Bédard is not included for the purpose of determining share ownership value.
(5)
As a result of the new directors’ compensation structure that came in effect on January 1 2024 whereby 100% of the director’s compensation is paid in cash, the minimum share ownership requirement has increased to $1M. Therefore, directors have until December 31, 2026 to make up for any deficiency following an increase and to comply with the directors’ minimum share ownership policy.
(6)
Mr. Pratt was appointed as a director on October 27, 2022 and consequently has until October 27, 2026 to comply with the directors’ minimum share ownership requirement.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 12, 2025, none of the directors, executive officers, employees or former directors, executive officers or employees of the Corporation or any of its subsidiaries was indebted to the Corporation or a subsidiary of the Corporation in connection with a purchase of securities or for any other matter nor was any such person indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

During the fiscal year ended December 31, 2024, none of the directors or executive officers of the Corporation, proposed nominees for election as a director, or any associate of the foregoing was indebted to the Corporation or any subsidiary of the Corporation nor was any such person indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No executive officer, director of the Corporation or any subsidiary of the Corporation, person or company (if any) who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, person proposed for election as a director, or any associate or affiliate of the foregoing had a material interest in any material transaction effected by the Corporation since the commencement of the Corporation’s most recently-completed financial year or in any proposed material transaction.

AUDIT COMMITTEE INFORMATION

Reference is made to the section entitled “Audit Committee” of the Corporation’s 2024 Annual Information Form for required disclosure relating to the Audit Committee of the Board of Directors. The 2024 Annual Information Form is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and a copy may also be obtained by contacting the Secretary of the Corporation at 8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6, telephone (514) 331-4000.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Professional Accountants, have been the auditor of the Corporation or its predecessors since 2003. Except where authorization to vote with respect to the appointment of the auditor is withheld, the persons named in the accompanying form of proxy intend to vote at the Meeting for the appointment of KPMG LLP, Chartered Professional Accountants, as the auditor of the Corporation until the next annual meeting of shareholders and at such remuneration as may be set by the directors.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

(“SAY-ON-PAY”)

The HRCC and the Board of Directors spend considerable time and effort overseeing the implementation of our executive compensation policies and practices and are satisfied that the policies and practices in place are aimed at aligning the interests of the NEOs with those of shareholders, while reflecting competitive global market practices. This compensation approach allows the Corporation to attract, retain and motivate high-performing executives who are incented to increase business performance and enhance shareholder value on a sustainable basis. The Board appreciates the importance shareholders place on effective executive compensation policies and practices and is committed to maintaining an ongoing engagement process with our shareholders by adopting measures to gather feedback.

At the annual and special meeting held on April 28, 2022, shareholders adopted a resolution approving that the frequency of the say-on-pay advisory vote shall be yearly. The shareholders also adopted a resolution that the advisory vote on the frequency of the say-on-pay advisory vote would be adopted every six years. Therefore, in 2028, shareholders will be asked to approve a new frequency of the Say-on-Pay advisory vote.

At last year’s annual and special meeting held on April 25, 2024, shareholders approved, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the compensation of the Corporation’s Named Executive Officers as disclosed in the last year’s circular dated March 13, 2024, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure buy a vote of 92.02% in favour and 7.93% against.

At the Meeting, shareholders are being asked to approve, on a non-binding advisory basis and without diminishing the role and responsibilities of the Board of Directors, the compensation of the NEOs as described in the Compensation Discussion and Analysis beginning on page 19 of this Circular and the accompanying compensation tables (“Say-on-Pay”).

In deciding how to vote on this proposal, the Board of Directors encourages you to read the Compensation Discussion and Analysis and the accompanying compensation tables so that you have an understanding of our executive compensation philosophy, practices and policies. As described in detail in the Compensation Discussion and Analysis, we seek to closely align the interests of our NEOs with yours. Our compensation programs are designed to attract and retain top-tier talent and maximize shareholder value and reward our NEOs for the achievement of short-term and long-term strategic and operational goals, while at the same time avoiding unnecessary or excessive risk-taking.

The Board of Directors recommends that shareholders vote FOR the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders approve the compensation of the Corporation’s NEOs, as disclosed in this management proxy circular dated March 12, 2025, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure.”

The HRCC takes very seriously its role in the governance of the Corporation’s compensation programs and values thoughtful input from shareholders. Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Board of Directors values your opinions, and the HRCC will consider the outcome of the advisory Say-on-Pay vote when considering future executive compensation decisions.

Unless instructed to vote against in the accompanying form of proxy, the persons whose names are printed on the enclosed form of proxy intend to vote FOR the advisory non-binding Say-on-Pay resolution.

Board of Directors Recommendation

The Board of Directors recommends a vote FOR the advisory non-binding Say-on-Pay resolution to approve executive compensation.

SHAREHOLDER PROPOSALS

The CBCA provides that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides that the Corporation must set out the Proposal in its management proxy circular or attach the Proposal thereto and, if so requested by the person who submits a Proposal, the Corporation shall include in the management proxy circular or attach to it a statement in support of the Proposal by the person and the name and the address of the person. The statement and the Proposal must together not exceed the prescribed maximum number of words. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation within the “prescribed period”, defined as the 60-day period that begins on the 150th day before the anniversary of the previous annual meeting of shareholders. As the date of the Meeting is April 23, 2025, the “prescribed period” for submitting a Proposal to the Corporation in connection with the next annual meeting of shareholders of the Corporation will be from November 24, 2025 to January 23, 2026.

The foregoing is a summary only. Shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

CORPORATE GOVERNANCE

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer such as the Corporation must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices.

At present, ten individuals serve as directors of the Corporation. If the persons named under “Board of Directors Renewal and Director Selection – Nominees for Election as Director” above are elected, there will be ten individuals serving as directors of the Corporation.

1.
Board of Directors

The Board of Directors considers that Leslie Abi-Karam, André Bérard, William T. England, Diane Giard, Debra Kelly-Ennis, Sébastien Martel, John M. Pratt, Joey Saputo and Rosemary Turner are independent within the meaning of National Instrument 52-110 Audit Committees.

The Board of Directors considers that Alain Bédard is not independent within the meaning of National Instrument 52-110 Audit Committees in that he is the President and CEO of the Corporation.

As at December 31, 2024, nine of the ten members of the Board of Directors were independent within the meaning of National Instrument 52-110 Audit Committees. Accordingly, a majority of the directors on the Board of Directors is independent.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name	Issuer
Leslie Abi-Karam	Wajax Corporation
André Bérard	BMTC Group Inc.
Diane Giard	Bombardier Inc.
Debra Kelly-Ennis	Altria Group, Inc.
Rosemary Turner	Murphy USA Inc.

The independent members of the Board of Directors meet at least on a quarterly basis without non-independent members of the Board of Directors or members of management present. In 2024, the independent members of the Board of Directors held an in camera meeting following each Board of Directors’ meetings held, at which non-independent members of the Board of Directors and members of management were not present.

As Alain Bédard, the Chairman of the Board of Directors, is not an independent director, the Board of Directors has appointed André Bérard as “Lead Director” of the Board of Directors. The Board of Directors considers that André Bérard is independent within the meaning of National Instrument 52-110 Audit Committees.

As Lead Director of the Board of Directors, Mr. Bérard provides leadership in ensuring the effectiveness of the Board of Directors and is responsible for: (i) ensuring committees of the Board of Directors function appropriately; (ii) chairing meetings of the independent members of the Board of Directors; (iii) chairing meetings of the Board of Directors when Alain Bédard, the Chairman of the Board of Directors, is absent; and (iv) ensuring that the Board of Directors functions independently of management.

In 2024, there were seven Board of Directors meetings, four HRCC meetings, four CGNC meetings and six Audit Committee meetings. Attendance of members of the Board at the meetings is set out in the table on page 18 of this Circular.

2.
Board of Directors Mandate

The Charter of the Board of Directors is incorporated by reference in this Circular and is available on the Corporation’s website at www.tfiintl.com.

The Board of Directors has adopted a policy regarding majority voting for the election of directors.

3.
Position Description

The Board of Directors has developed a written position description for the Chairman of the Board of Directors.

The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

The Board of Directors has developed a written position description for the Lead Director. This position is described in section 1 above.

The Board of Directors has developed a written position description for the President and CEO. The primary role and responsibility of the President and CEO is to (i) direct, supervise, coordinate and assume overall management responsibility for all areas of the Corporation’s businesses, and have full profit and loss responsibility for the Corporation; (ii) be responsible for developing the strategic direction for the business, evaluating alternative market strategies, identifying competitive issues, capitalizing on the core strengths of the enterprise, and developing and implementing operating plans to achieve the organization’s objectives; (iii) represent the Corporation, as appropriate, in its relationships with major customers, suppliers, the banking and financial community, and the public to promote a positive image in the industry and to promote business growth and success; (iv) motivate, measure, coach and mentor the management staff and employee base to ensure optimum operating performance; and (v) work closely with the Board of Directors to keep it informed and enable it to render effective counsel to ensure long-term success.

4.
Orientation and Continuing Education

The Corporation provides new members of the Board of Directors with an appropriate orientation and company package and has adopted a New Director Training and Development Program.

The CGNC ensures Director orientation and development.

Occasionally, meetings of the Board of Directors are held at operating sites of the Corporation’s various divisions and the directors are offered guided tours of operational sites. In October 2024, the Board of Directors held a meeting at the Corporation’s new corporate offices in Palm Beach Gardens, Florida, which all members of the Board of Directors attended.

Members of executive management regularly meet with the directors at Board of Directors meetings to familiarize the Board of Directors with the Corporation’s business issues and opportunities. They offer high-level presentations to the directors about their respective businesses. In addition, the Board of Directors is also offered presentations by third parties such as financial institutions.

In December 2024 the following presentations were offered by certain executives of the Corporation on the following topics:

Cybersecurity, presented by the Vice-President, Information Technology Security and Vice-President, Information Technology to the Audit Committee and covering the following topics:

-
Accomplishments in 2024
-
Summary of incidents in the year
-
Plan for 2025-2026.

ESG, presented by the Vice-President, Internal Audit and more specifically about:

-
ESG Regulations
-
Compliance Roadmap
-
Materiality Assessment
-
Reporting Data Requirements
-
Climate Risk Analysis
-
Next Steps

All members of the Board of Directors attended these presentations.

Members of the Board of Directors are encouraged to attend conferences, seminars and training on relevant topics with a view to individual development and education as well as improvement of Board of Directors’ effectiveness. From time to time, the members of the Board of Directors are presented conferences, seminars and training on different relevant topics which they are invited to attend on a voluntary basis.

During 2024, Mrs. Debra Kelly-Ennis attended and was a speaker at the Corporate Board Members Annual Summit in New York o and Mrs. Leslie Abi-Karam attended the J.P. Morgan Annual Board Summit.

On an annual basis, the Board of Directors is surveyed to determine the knowledge of its members on various matters. The topics of education will be influenced by the results of such surveys, in order to address any lack of knowledge or gaps in the collective education of the directors.

5.
Ethical Business Conduct

The Board of Directors has adopted a Code of Ethics for the Corporation, a copy of which is sent to all employees of the Corporation and its subsidiaries. The Code of Ethics is available under the Corporation’s profile on SEDAR+ at and on the Corporation’s website at www.tfiintl.com.

The CGNC ensures that a copy of the Code of Ethics is sent to all new employees. On an annual basis, the CGNC reviews the Code of Ethics and questions management as to how the Code of Ethics has been applied. In particular, the CGNC determines whether there have been derogations from the Code of Ethics and, if so, the circumstances and details thereof.

There are no material change reports filed since the beginning of the Corporation’s most recently-completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Ethics.

Since the beginning of the Corporation’s most recently-completed financial year, it has not entered into any transactions or agreements in respect of which a member of the Board of Directors or an executive officer of the Corporation had a material interest. If such a transaction or agreement arises, the member of the Board of Directors who has a material interest therein will not participate in meetings of the Board of Directors at which the transaction or agreement is considered.

Any proposed related party transactions should be presented to the CGNC for its consideration. If required by law, or securities regulations, such transactions must obtain CGNC approval. The CGNC also annually assess if such related party transactions have been appropriately disclosed in the Corporation’s public documents as required by any law, regulation or listing standard.

Supplemental questionnaires are sent to the directors and executive officers of the Corporation on an annual basis to identify any related party thereto.

In addition to the measures set out above, the Board of Directors has adopted the following policies:

Rules of Conduct of Insiders Respecting Trading of Securities of the Corporation. The Rules of Conduct apply to the members of the Board of Directors and to senior executives of the Corporation and its major subsidiaries, including all participants to the long term incentive plans of the Corporation. Approximately 150 people are subject to the Rules of Conduct. The Rules of Conduct provide for “blackout” periods during which trading in the securities of the Corporation is not permitted, and require that prior approval for trading in securities of the Corporation be obtained from the Secretary of the Corporation.

Disclosure Policy. The Corporation’s Disclosure Policy is applicable to the Board of Directors and to all executive officers and employees of the Corporation and its subsidiaries, and is intended to ensure compliance by the Corporation with legal disclosure requirements and good corporate governance.

Privacy Policy. The Privacy Policy adopted by the Corporation was intended to protect the privacy of all information related to employees, directors, officers, agents, independent contractors, consultants, advisors, suppliers and customers of the Corporation and its subsidiaries. The Corporation is in the process of amending and restating such Policy to comply with the new regulations.

Clawback Policy. On October 23, 2023 a new clawback policy was adopted by the CGNC to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as codified by Section 10D of the Securities Exchange Act of 1934, and Section 303A.14 of the NYSE Listed Company Manual, which require the recovery of certain forms of executive compensation in the case of accounting restatements resulting from a material error in an issuer's financial statements. This policy is designed to set the guidelines for recovery of performance-based compensation of NEOs and other executives of the Corporation within the meaning of Rule 10D-1(d) of the Securities Exchange Act of 1934, in the event that, after the effective date, the Corporation is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Corporation shall, as promptly as it reasonably can, recover any performance-based compensation received by a senior executive during the three completed fiscal years immediately preceding the date on which the Corporation is required to prepare such restatement, so long as the performance-based compensation received by such executive is in excess of what would have been awarded or vested after giving effect to the restatement.

Anti-Hedging Policy. The Anti-Hedging Policy was adopted by the CGNC on January 1, 2015 to prohibit directors and other senior executives of the Corporation and its divisions from using derivatives or other financial instruments to retain legal ownership of their shares in the Corporation while reducing their exposure to changes in the Corporation’s share price.

Social Media Policy. Adopted in 2016, this policy is intended to control use of social media which is increasingly prevalent in daily communications and has a rapid, far-reaching effect. The Policy serves as a guide to employees and to those doing business with the Corporation, to ensure all fully understand the implications of using this interactive technology platform. Those who work for or represent the Corporation are expected to adhere to this policy.

Child Labour and Forced Labour Policy. This Policy is based on the Corporation’s commitment to find practical, meaningful and appropriate responses to support the prevention and effective elimination of child labour and forced labour practices, in accordance with the principles set forth by the International Labour Organization (ILO) and by the Canada Labor Code and similar legislation in force in each of the provinces of Canada.

6.
Nomination of Directors and Disclosure Relating to Diversity

The CGNC is responsible for recommending candidates for election, filling vacancies on the Board of Directors and assessing the performance of the Board of Directors. The Board of Directors also uses the services of recruitment firms in order to identify potential new members of the Board of Directors.

The responsibilities, powers and operations of the CGNC are set out in its charter, which is incorporated by reference in this Circular and available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on the Corporation’s website at www.tfiintl.com. The CGNC is composed exclusively of independent directors.

The Board of Directors adopted a Board Diversity Policy which is described on page 18 of this Circular. In accordance with the Board Diversity Policy, the CGNC encourages Board of Directors diversity, including with respect to background, business experience, professional expertise, personal skills, geographic background and gender.

There are at present four women and one member of a visible minority on the Board of Directors of the Corporation, representing 40% and 10%, respectively, of the directors. There are at present no Aboriginal peoples or persons with disabilities on the Board of Directors of the Corporation.

When the Corporation selects candidates for executive or senior management positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Corporation’s management to perform efficiently and act in the best interest of the Corporation and its shareholders. The Corporation is aware of the benefits of diversity at the executive and senior management levels, and therefore the level of representation of women, Aboriginal peoples, persons with disabilities and members of visible minorities is one factor taken into consideration during the search process for executive and senior management positions.

The Corporation has not adopted a target number or percentage regarding women, Aboriginal people, person with disabilities or members of visible minorities in executive or senior management positions.

In 2024, the Corporation has adopted a “target” percentage of 30% regarding women on the Board of Directors. The Corporation has not adopted a target number or percentage regarding Aboriginal people, persons with disabilities or members of visible minorities on the Board of Directors.

Of the 25 members of senior management of the Corporation, five (20%) are women, and two (8%) are members of a visible minority, persons with disabilities or Aboriginal peoples. The applicable regulation under the CBCA defines “members of senior management” as the chair and vice-chair of the Board of Directors, the president of the corporation, the chief executive officer and chief financial officer, the vice-president in charge of a principal business unit, division or function, including sales, finance or production, and an individual who performs a policy-making function in respect of the corporation.

7.
Compensation

The CGNC is mandated to review and recommend to the Board of Directors for approval the compensation of the directors of the Corporation. The review is done on an annual basis in light of market conditions and, if appropriate, adjustments are made to the level of compensation of the directors at the beginning of each year.

The role of the HRCC is to monitor and assess the performance of the NEOs and determine their compensation levels on an annual basis. Further information is provided under the section “Executive Compensation – Compensation Discussion and Analysis” above.

The Board of Directors adopted a minumum shareholding policy for Outside Directors under which the Outside Directors are required to own a minimum number of common shares of the Corporation equivalent in value to five times the Annual Base Cash Retainer payable to Outside Directors. The directors have a period of four years from the date of their appointment to comply with the minimum share ownership requirement, and a period of two years from the date of any increase in their annual retainer fees or from the date of any other increase in the minimum shareholding value to comply with any such increase to the minimum share ownership requirement.

On January 1, 2020 the Board of Directors adopted a minimum shareholding policy for executives under which executive officers, including NEOs (collectively, the “Designated Executives”) are required to own a minimum number of common shares of the Corporation equivalent in value to: (i) five times annual salary for the CEO; (ii) two times annual salary for CFO and Executive Vice-Presidents; and (iii) 0.5 times annual salary for other Designated Executives identified by the HRCC.

Until the minimum stock ownership requirement is met, Designated Executives must retain and not dispose of, sell or transfer 100% of Gain Shares resulting from the exercise of stock options and 100% of after-tax shares resulting from the vesting of RSUs and 100% of after-tax shares resulting from the vesting of PSUs. “Gain Shares” means the net number of shares left subsequent to the sale of shares used for payment of the shares issued upon exercise or settlement and for any tax withholding obligations.

The following types of equity instruments count in determining stock ownership for purposes of this policy:

A. For at least 50% of the targeted ownership requirement:

• Shares, directly owned by the Designated Executive or owned jointly with an immediate family member residing in the same household;

• Shares indirectly owned by the Designated Executive, through a holding company in which the Designated Executive directly or indirectly owns shares;

• Shares held in trust for the benefit of the Designated Executive or jointly with an immediate family member of the Designated Executive;

B. For the remaining of the targeted ownership requirement, 100% of unvested RSUs, if necessary.

Designated Executives who were subject to the previous “Executive Stock Holding Policy” of the Corporation will continue to benefit from their original five year period to meet the required level of stock ownership applicable to their position under the current policy.

New Designated Executives have five years from the date of their first grant of PSUs and RSUs to meet the required level of stock ownership applicable to their position.

A Designated Executive who is subsequently promoted to a higher level of Designated Executive will have five years from the date of promotion to acquire any additional shares to comply with the required level of share ownership.

The responsibilities, powers and operations of the HRCC are set out in its charter, which is incorporated by reference in this Circular and available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on the Corporation’s website at www.tfiintl.com. The HRCC is composed exclusively of independent directors.

The Corporation has used WTW to provide advice on various executive compensation matters.

Further information is provided under the section entitled “Executive Compensation – Compensation Discussion and Analysis” above.

8.
Other Board Committees

There are no committees of the Board of Directors other than the: Audit Committee, HRCC and CGNC.

9.
Assessments

Each member of the Board of Directors completes a questionnaire on an annual basis assessing the effectiveness of the Board of Directors. The completed questionnaires are analyzed by the Secretary of the Corporation, who reports to the Chair of the CGNC. If two or more members of the Board of Directors express the same concern, it is reported to the Chair of the CGNC and addressed at the next meeting of the CGNC and then presented to the Board of Directors. If two or more members of the Board of Directors express the same concern, it is reported to the Chair of the CGNC and addressed at the next meeting of the CGNC. If necessary, the concern is also addressed at the next meeting of the Board of Directors.

On an annual basis, each member of each committee completes a questionnaire assessing the effectiveness of the committee. The completed questionnaires are compiled by the Secretary of the Corporation, who reports to the Chair of each committee in question at its next meeting. Any concerns raised by such assessment are addressed by the committee.

10.
Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has considered but has not adopted term limits for directors or other formal mechanisms of Board renewal. This topic is assessed and discussed yearly by the CGNC when evaluating the Corporation’s corporate governance practices compared to best practices.

11.
Policies Regarding the Representation of Women on the Board

The Corporation considers diversity, including gender, as an important component of the selection process for new members of the Board of Directors. The Board of Directors considers the presence of men and women on the Board of Directors as an added value. On a yearly basis, the CGNC sets a target for representation or women on the Board of Directors. In 2024, the target was set at a minimum of 30%. Women currently represent 40% of the Board members, as four of the ten Board members are women.

The Board of Directors adopted a Board Diversity Policy which is described on page 18 of this Circular.

12.
Consideration of the Representation of Women in the Director Identification and Selection Process

Representation of women on the Board of Directors is one of the factors taken into consideration by the CGNC in the selection process for new members of the Board of Directors. This consideration is assessed yearly by the CGNC when evaluating the Corporation’s corporate governance practices compared to best practices. The CGNC has emphasized recruiting women in recent years in the mandates it has given to search firms and by identifying candidates who are women in its selection process. In 2024, women represented 40% of the Board of Directors’ composition, exceeding the target.

The Board of Directors adopted a Board Diversity Policy which is described on page 18 of this Circular.

13.
Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation gives consideration to gender diversity in its executive-officer appointment process. The Corporation considers the presence of men and women on its executive team as an added value. See “Number of Women on the Board and in Executive Officer Positions” below.

14.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a “target” regarding women on the Board of Directors or in executive officer positions. The term “target” is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices as, in effect, a number or percentage, or a range of numbers or percentages, adopted by the Corporation of women on the Board of Directors or in executive officer positions of the Corporation by a specific date. Although the Corporation has not adopted a target for the number of women on the Board of Directors or in executive officer positions, it has always supported and continues to pursue its efforts to promote female representation, as evidenced by the percentages set out in section 15 below. In its work related to the composition of the Board of Directors, representation of women on the Board of Directors is one of the factors taken into consideration by the CGNC.

15.
Number of Women on the Board of Directors and in Executive Officer Positions

At present, of the ten members of the Board of Directors of the Corporation, four (40%) are women, and, of the 25 executive officers of the Corporation, five (21%) are women. The applicable Canadian National Instrument defines “executive officer” as an individual who is a chair, vice-chair or president, a chief executive officer or chief financial officer, a vice-president in charge of a principal business unit, division or function, including sales, finance or production, or performing a policy-making function in respect of the issuer.

16.
Environment, Social and Governance (ESG)

In 2024, as part of its engagement to ensure that current and effective governance practices are in place, including the ESG process of the Corporation, the CGNC discussed ESG on a quarterly basis. In 2024, the Audit Committee has mandated the internal audit department of the Corporation to review and report on ESG. A presentation was made by the Vice-President, Internal Audit in December 2024 on ESG regulations, including climate change, as described in the “Orientation and Continuing Education” section on page 46 of this Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, (ii) any nominee for election as director of the Corporation, or (iii) any associate or affiliate of the persons listed in (i) and (ii), in any matter to be acted upon at the Meeting, other than the election of directors.

OTHER MATTERS

Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Annual Meeting of Shareholders. However, if any other matters which are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Corporation’s financial information is included in its consolidated financial statements, the notes thereto and Management’s Discussion and Analysis for the financial year ended December 31, 2024. Copies of the foregoing documents and additional information relating to the Corporation can be found under the Corporation’s profile on SEDAR+ at and on EDGAR at www.sec.gov and may also be obtained upon request to the Secretary of the Corporation at its head office, 8801 Trans‑Canada Highway, Suite 500, Saint-Laurent, Québec, Canada H4S 1Z6, telephone (514) 331-4000.

SHAREHOLDER ENGAGEMENT AND COMMUNICATION

The Corporation maintains a very active investor interaction schedule each year, partially stemming from the nearly 20 equity research analysts covering the Corporation’s stock. During 2024, either the CEO or CFO (or both) attended 14 investor conferences, in cities including New York, Los Angeles, Miami, Montreal, Nashville, Orlando, Palm Beach, Toronto, and others as well as virtual events, often meeting as many as 15 or more investors at each event. At most conferences, management sits down for a “fireside chat” with the research analyst, which is often webcast to reach a large audience. The Corporation also hosts quarterly conference calls for the investing public, during which the CEO discusses business trends and answers questions from more than a dozen analysts. In recent quarters, these conference calls have attracted more than 250 members of the investing public. Also during 2024, the Corporation supplemented these investor events by hosting four “non-deal roadshows” (“NDRs”) during which an investment bank connected management with numerous investors over the course of a day, often virtually. Management also consistently responds to one-off inbound investor queries throughout the year. All told, during 2024, the Corporation’s management had nearly 400 investor interactions through conferences, NDRs and one-off inbound requests, not including its quarterly investor conference calls that are open to the public.

Shareholders may communicate with the Board of Directors or the Corporation’s management in writing to express their views on matters that are important to them, by addressing their correspondence to the Chairman of the Board of Directors, either (i) by mail in an envelope marked “confidential” to the attention of the Chairman of the Board of Directors at the Corporation’s head office, 500-8801 Trans-Canada Highway, Saint-Laurent, Québec, Canada H4S 1Z6 or (ii) by email at administration@tfiintl.com.

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Corporation.

(signed) Alain Bédard

Alain Bédard, FCPA

President and Chief Executive Officer

TFI International Inc.

Signed in Etobicoke, Ontario, Canada

March 12, 2025